April 24, 2014
VIA EDGAR

Edward P. Bartz, Esq.
U.S. Securities & Exchange Commission
Division of Investment Management
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2 (File No. 333-178548)

Dear Mr. Bartz:
On behalf of HMS Income Fund, Inc., a Maryland corporation (“HMS” or the “Company”), this letter responds to the comments (the “Comments”) of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made on April 16, 2014 during a telephone conversation between Edward P. Bartz of the Staff and Tara L. Dunn of Morrison & Foerster LLP. The Comments relate to Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form N-2 (File No. 333-178548) (the “Form N-2”) filed with the Commission on March 17, 2014 (“PEA No. 6”). The Comments are set forth below in italics and the Company’s responses to each Comment follow immediately therafter. Page references in the text of the Company’s responses correspond to the page numbers in Post-Effective Amendment No. 7 to the Form N-2, which is being filed with the Commission concurrently herewith (“PEA No. 7”). In addition, we include with this correspondence a blackline of pages with changes in a comparison of PEA No. 6 and PEA No. 7.
Cover Page of the Prospectus

1.
Comment: In the fourth paragraph on the cover page, the Company discloses that most of the debt securities that the Company will invest in will be “below investment grade.” Please add the phrase “commonly known as “junk” bonds” to the reference to “below-investment grade.”

Response: The Company has revised the disclosure on the cover page of PEA No. 7 to include the requested language.
Prospectus Summary - Our Company (page 1)

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2.
Comment: In the second full paragraph on page 1, please include the disclosure contained in the last paragraph in the section entitled “Investment Objectives and Strategy - Investments” on page 70 so to include information regarding the expected term, maturity policy and rating grade with respect to these debt securities.

Response: The Company has revised the disclosure on page 2 of PEA No. 7 to include the requested disclosure.
Prospectus Summary - Risk Factors (pages 3-4)

3.
Comment: In the summary risk factor regarding the “below investment grade” nature of most of the debt securities that the Company will invest in, please add the phrase “commonly known as “junk” bonds” to the reference to “below-investment grade.”

Response: The Company has revised the disclosure on page 4 of PEA No. 7 to include the requested language.

4.
Comment: Please include a summary risk factor regarding the possibility that in the event that the Company’s Adviser collects a fee on an investment that provides for PIK interest and such investment fails, your Adviser would not be required to repay the fee that it received with respect to that investment. PEA No. 6 includes a statement to that effect in the third full paragraph of the related risk factor on page 31.

Response: The Company has revised the disclosure on page 4 of PEA No. 7 to include such summary risk factor.

5.
Comment: Please include a summary risk factor regarding the fact that the Company’s common stock is not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future if ever, and as a result, investors will have limited liquidity and may not receive a full return of their invested capital if they sell their shares of common stock. PEA No. 6 includes a statement to that effect in the heading to the related risk factor on page 35.

Response: The Company has revised the disclosure on page 5 of PEA No. 7 to include such summary risk factor.

Prospectus Summary - Estimated Use of Proceeds (page 10)

6.
Comment: In the first paragraph on page 10, there is a reference to the annual management fee as a percentage of the Company’s average gross assets. Please also disclose the management fee as a percentage of net assets. PEA No. 6 includes this disclosure in the table under “Fees and Expenses” on page 13.

Response: The Company respectfully advises the Staff that it believes the current disclosure is consistent with Instruction 2 to Item 9.1.b(3) of Form N-2 which states that, “[i]f the investment advisory fee is paid in some manner other than on the basis of the average net assets, [the registrant should] briefly describe the basis of the payment.” The calculation resulting in the in the Fees and Expense table is made based upon several variables and assumptions, including those related to the size of the offering, the level of expenses and the effect of fee waivers. Thus, it may not be accurate to suggest that, as a matter of fact, that the investment advisory fee will equal 3.0% of the Company’s average net assets. The Company believes that this disclosure should be consistent with the provisions of the Investment Advisory Agreement, which requires that the base fee be calculated as a percentage of the average value of the Company’s gross assets.
Determination of Net Asset Value - Determinations in Connection With Offerings (page 72)

7.
Comment: In the last bullet point in this section, please include disclosure regarding the board of directors’ responsibility for determination of net asset value pursuant to Section 2(a)(41)(B) the Investment Company Act of 1940, as amended.

Response: The Company has revised the disclosure on pages 73-74 of PEA No. 7 to better reflect the obligation of the board of directors (or a designated committee of the board of directors) for determining fair value of the Company’s portfolio holdings.
Management - Board of Directors and Officers (pages 76-78)

8.
Comment: In the biographical information regarding the Company’s directors, please make it clear that the disclosure includes any directorships held by directors in the past five years in any public company or registered investment company. Although the disclosure may currently be complete, please provide a statement in the lead-in to the biographical information to note that such biographical information includes, if applicable, any directorships in public companies or registered investment companies held in the past five years by each director.

Response: The Company has revised the disclosure on page 78 of PEA No. 7 to include such clarification.
Certain Relationships and Related Party Transactions - Management and Incentive Fee Waiver (page 93)

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9.
Comment: In this section, please include the following language from the same section of the Company’s May 16, 2013 prospectus supplement filed pursuant to Rule 497 under the Securities Act of 1933, as amended: “In addition, we will only reimburse our Advisers for fees waived if our “operating expense ratio” (as described in footnote 3 to the table below) is equal to or less than our operating expense ratio at the time the corresponding fees were waived and if the annualized rate of our regular cash distributions to stockholders is equal to or greater than the annualized rate of our regular cash distributions to stockholders at the time the corresponding fees were waived.” In addition, in future filings with the Commission that include financial statements, please include such statement in the discussion of the management and incentive fee waiver in the notes to the financial statements.

Response: The Company has revised the disclosure on page 95 of PEA No. 7 to include such language. Further, in response to this Comment, the Company will include such language in the discussion of the management and incentive fee waiver in the notes to the financial statements in future filings with the Commission that include financial statements.
Audited Financial Statements - Statements of Changes in Net Assets (page F-5)

10.
Comment: In future filings with the Commission that include financial statements, please include the source of distributions in the Statements of Changes in Net Assets. See Regulation S-X Rule 6-09(a)3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has since inception disclosed in its Statement of Changes in Net Assets the sources of its distributions in accordance with Rule 6-09(a)3 of Regulation S-X. The Company respectfully advises the Staff that it has reviewed the audited financial statements of a number of BDCs and has observed that BDCs format their Statement of Changes in Net Assets in one of two ways: some, like the Company, report the individual transactions that result in changes in net assets chronologically by year in the left-hand column of the Statement and report the accounts affected across the top of the Statement, while others reflect the years affected across the top of the Statement and then report the individual transactions in the left-hand column grouped by the source of the transaction. The Company respectfully submits that Rule 6-09(a)3 does not provide a preferred format, but, as the Staff points out in its comment, requires that the issuer state separately distributions from net investment income, distributions from net realized gains and distributions from other sources. The Company has no distributions from other sources. In its Statement of Changes in Net Assets, the Company has a column for net investment income, net of dividends and a column for net realized gains, net of dividends, and reflects distributions in the appropriate column based on the source of the distribution. The Company believes this practice sufficiently separates the reporting of distributions from net investment income and from net realized gains, is consistent with the reporting by a number of both listed and unlisted BDCs and is in compliance with Rule 6-09(a)3.
Audited Financial Statements - Notes to Financial Statements - Note 5 - Financial Highlights (beginning on page F-23)

11.
Comment: In future filings with the Commission that include financial statements, please include the source of distributions in the “Financial Highlights” note to the financial statements. See Item 4 of Form N-2.

Response: In response to this Comment, the Company will provide the source of distributions in the “Financial Highlights” note to the financial statements in future filings with the Commission that include financial statements.
Part C - Other Information - Item 25. Financial Statements and Exhibits (page C-2)

12.
Comment: We note that your exhibit table references that Exhibit (k)(8), First Amendment to Amended and Restated Conditional Fee Waiver Agreement, is filed with PEA No. 6, but that such exhibit was not filed with PEA No. 6. Please revise the exhibit table to reflect the location of such exhibit (if incorporated by reference) or file the exhibit with PEA No. 7.

Response: The Company has revised the exhibit table in PEA No. 7.
We very much appreciate your attention to this matter. Please do not hesitate to call John Good at (202) 778-1655 or Tara L. Dunn at (303) 592-2217, if you have any questions or require any additional information.
Sincerely,

   /s/    John A. Good
John A. Good

cc: Sherri W. Schugart, HMS Income Fund, Inc.

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As filed with the Securities and Exchange Commission on ~~March 17,~~April 24, 2014

1933 Act File No. 333-178548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. ~~6~~7

HMS INCOME FUND, INC.

(Exact Name of Registrant as Specified in Charter)

2800 POST OAK BOULEVARD, SUITE 5000
HOUSTON, TEXAS 77056-6118
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
Registrant's Telephone Number, Including Area Code: **(888) 220-6121**

SHERRI W. SCHUGART
HMS INCOME FUND, INC. 2800 POST OAK BOULEVARD, SUITE 5000 HOUSTON, TEXAS 77056-6118
Name and Address (Number, Street, City, State, Zip Code) of Agent For Service

COPIES TO:

JOHN A. GOOD, ESQ.
TARA L. DUNN, ESQ. MORRISON & FOERSTER LLP 2000 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-1888 TEL: (202) 778-1655 FAX: (202) 887-0763

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement. If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check appropriate box):

☑ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	150,000,000 shares	$10.00	$1,500,000,000	$171,900 (2)

(1) Estimates solely for purposes of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) Previously paid.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~MARCH 17,~~APRIL 24, 2014

PROSPECTUS

HMS INCOME FUND, INC.

MAXIMUM OFFERING OF 150,000,000 SHARES OF COMMON STOCK

HMS Income Fund, Inc. is a specialty finance company sponsored by Hines Interests Limited Partnership, or Hines. Our primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. We pursue a strategy focused on investing primarily in senior secured term loans, second lien loans and mezzanine debt and selected equity investments issued by lower middle market and middle market companies.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. We have elected to be treated for U.S. federal income tax purposes as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We are managed by HMS Adviser LP, or our Adviser, a private investment management firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. We and our Adviser have entered into a sub-advisory agreement with Main Street Capital Corporation, or Main Street, a New York Stock Exchange-listed business development company, and its wholly-owned subsidiary, MSC Adviser I, LLC, or our Sub-Adviser, a registered investment adviser under the Advisers Act. We refer to our Adviser and our Sub-Adviser collectively as the Advisers.

We are offering on a continuous basis up to 150,000,000 shares of our common stock at a current offering price of $10.00 per share through Hines Securities, Inc., our dealer manager. However, to the extent that our net asset value per share increases, we will sell shares of our common stock at a price necessary to ensure that shares of our common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share that we deem non-temporary and that results in a 5% decrease of our net asset value per share below our then-current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Because of the possibility that the price per share will change, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than for a number of shares and, as a result, may receive fractional shares of our common stock. We currently conduct our closings on a weekly basis. All subscription payments are placed in a segregated interest-bearing account and held in trust for our subscribers' benefit, pending release to us at the next scheduled weekly closing.

Most debt securities in which we invest will not be rated, or if they were rated by a rating agency, would be rated below investment grade. ~~Below~~ Such below investment grade debt securities are commonly known as "junk" bonds and are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Moreover, such debt securities are typically illiquid and may be difficult to value.

Investing in shares of our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See "Risk Factors" beginning on page ~~24~~26 to read about the risks you should consider before purchasing shares of our common stock, including the risk of leverage.

- You should not expect to be able to sell your shares regardless of how we perform.
- If you are able to sell your shares, you will likely receive less than your purchase price.
- We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

- We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. Any such repurchases will be at a price equal to net asset value per share determined within 48 hours prior to the date we first disseminate any repurchase offer.
- You should consider that you may not have access to the money you invest for an indefinite period of time.
- An investment in our shares is not suitable for you if you need access to the money you invest. See "Share Repurchase Program" and "Suitability Standards."
- Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
- Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
- Our previous distributions to stockholders were partially funded by fee waivers agreed to by our Advisers, and, more recently, by expense reimbursements from the Adviser, which may be subject to repayment to our Advisers. Our previous distributions were not based entirely on our investment performance. If our Advisers had not agreed to waive their fees and the Adviser had not agreed to reimburse some of our expenses, these distributions may have come from your paid in capital. The reimbursement of these waived fees and expenses to our Advisers would reduce the future distributions to which you would otherwise be entitled. We may not be able to procure fee waivers and expense reimbursements in the future.

This prospectus contains important information about us that a prospective investor should know before investing in shares of our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information is available free of charge by contacting us at 2800 Post Oak Boulevard, Suite 4700, Houston, Texas 77056-6118 or by telephone at (888) 220-6121 or on our website at *www.HinesSecurities.com*. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at *www.sec.gov* that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the Investment Company Act of 1940 and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in shares of our common stock is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$ 10.00	$ 1,500,000,000
Selling Commissions	$ 0.70	$ 105,000,000
Dealer Manager Fee	$ 0.30	$ 45,000,000
Net Proceeds (Before Expenses)(2)	$ 9.00	$ 1,350,000,000

(1) Assumes all shares are sold at the current offering price of $10.00 per share.

(2) In addition to the sales load, we estimate that the maximum amount of expenses that would be incurred in connection with this offering is $22.5 million (1.5% of the gross proceeds) if the maximum number of shares is sold at $10.00 per share. **Because you pay a 10% sales load and could incur up to 1.5% in offering expenses, if you invest $2,500 in shares in this offering, we estimate that only $2,212.50 will actually be used by us for investment.**

The date of this prospectus is ~~March 17,~~April 24, 2014

Hines Securities, Inc.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully including the financial statements beginning on page F-1 and the section entitled "Risk Factors" beginning on page ~~24~~26 before making a decision to invest in shares of our common stock.

Unless otherwise noted, the terms "we," "us," "our," and "Company" refer to HMS Income Fund, Inc., a Maryland corporation. We refer to HMS Adviser LP as "HMS Adviser" or "our Adviser." We refer to Hines Interests Limited Partnership as "Hines" or "our Sponsor." We refer to Main Street Capital Corporation as "Main Street" and we refer to MSC Adviser I, LLC, a wholly-owned subsidiary of Main Street, as "MSC Adviser." The term "Sub-Adviser," as used herein, refers to Main Street until December 31, 2013 and MSC Adviser thereafter. Our Adviser and Sub-Adviser are collectively referred to as "our Advisers."

Our Company

We are a specialty finance company sponsored by Hines that makes debt and equity investments in middle market companies which we define as companies with annual revenues generally between $10 million and $3 billion. We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We are, therefore, required to comply with certain regulatory requirements. We have elected to be treated for U.S. federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

Our predecessor-in-interest, HMS Income LLC, was formed under the Maryland Limited Liability Company Act on November 22, 2011. On December 12, 2011, an affiliate of Hines, or the Hines Investor, and an unaffiliated investor purchased in a private placement 1,111,111 units of membership interest in HMS Income LLC for a price of $9.00 per unit (based on our $10.00 per share initial offering price less the 10% selling commissions and dealer manager fee not incurred) or an aggregate of $10 million, $7.5 million of which was contributed by the Hines Investor and the remaining $2.5 million of which was contributed by the unaffiliated investor. An executive officer of the unaffiliated investor is also an independent director of Main Street. Simultaneous with that initial capitalization, HMS Income LLC entered into a senior secured single advance term loan credit facility with Main Street in the committed principal amount of $7.5 million, or the Main Street Facility, which loan was subsequently repaid with borrowings from a credit facility HMS Income LLC entered into on May 24, 2012, and the Company succeeded to as a result of the Merger Transaction. See "— Credit Facility" below. Additionally, Main Street and the Hines Investor entered into a letter agreement pursuant to which the Hines Investor has the right to sell to Main Street up to one-third of its equity interest in the Company at a price per share equal to the then-current price to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of the right. The Hines Investor may exercise the right from time to time, in whole or in part, subject only to the condition that immediately following Main Street's purchase, Main Street's ownership would not exceed the limits on investment company ownership of other investment companies as set forth in the 1940 Act. On December 12, 2011, HMS Income LLC fully drew the entire committed principal amount under the Main Street Facility and acquired from Main Street approximately $16.5 million of investments utilizing its initial equity capital and proceeds from the Main Street Facility.

On May 31, 2012, we consummated a merger transaction, which we refer to as the Merger Transaction, whereby HMS Income LLC merged with and into us and we were the surviving entity. Pursuant to the terms of the agreement and plan of merger and the articles of merger, within 48 hours prior to the Merger Transaction, our board of directors (including a majority of the non-interested members) and the managers of HMS Income LLC determined the net asset value of HMS Income LLC, and the outstanding membership units of HMS Income LLC were converted into that number of shares of our common stock equal to the net asset value of HMS Income LLC, as determined above, divided by $9.00 (based on the $10.00 per share initial offering price less the $1.00 combined selling commissions and dealer manager fee). As a result, the members of HMS Income LLC received a total of 1,123,157 shares of our common stock for their 1,111,111 membership units of HMS Income LLC. See "Formation Transaction" and "Certain Relationships and Related Party Transactions."

We are managed by HMS Adviser, an indirect wholly-owned subsidiary of Hines that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to and providing day-to-day management and administration of our investment portfolio pursuant to an Investment Advisory and Administrative Services Agreement, or the Investment Advisory Agreement.

On May 31, 2012, the Company and the Adviser retained Main Street, a New York Stock Exchange listed BDC, as the Company's investment sub-adviser pursuant to an investment sub-advisory agreement, or the Sub-Advisory Agreement, to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by the Adviser, monitor the Company's investment portfolio and provide certain ongoing administrative services to the Adviser. Pursuant to a no-action letter from the SEC's Division of Investment Management enabling it to own a registered investment adviser Main Street assigned its investment sub-advisory duties to MSC Adviser, and the Sub-Advisory Agreement was amended to reflect such change, on December 31, 2013. Hines Securities, Inc., an affiliate of the Adviser, is the dealer manager responsible for marketing

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shares of our common stock being offered pursuant to the Offering. For more information regarding the Sub-Adviser, see "— About Our Sub-Adviser."

Our primary investment objective is to generate current income through debt and equity investments and a secondary objective is to generate long-term capital appreciation through such investments. We anticipate that during our Offering period we will invest a majority of the net proceeds from the Offering in senior secured and second lien debt securities issued by middle market companies in private placements and negotiated transactions, which are traded in private over-the-counter markets for institutional investors. In this prospectus, we collectively refer to these securities as over-the-counter debt securities. As we increase our capital base during our Offering period we will also invest in, and ultimately intend to have a significant portion of our assets invested in, customized direct secured and unsecured loans to and equity securities of lower middle market companies, which we define as companies with annual revenues generally between $10 million and $150 million. In this prospectus we refer to these securities as customized lower middle market securities. We expect that the debt we invest in will generally have stated terms of three to seven years. However, we are in no way limited with regard to the maturity or duration of any debt investment we may make and we do not, at this time, have a policy in place with respect to the stated maturity dates of the investments in which we invest. We anticipate that substantially all of the debt investments held in our portfolio will have either a sub-investment grade rating by a rating agency such as Moody's Investors Service and/or Standard & Poor's or will not be rated by any rating agency. Typically, our investments in lower middle market companies will require us to co-invest with Main Street and/or its affiliates. Due to legal

As a BDC, we are subject to certain regulatory restrictions, we currently are not allowed to co-invest with Main Street in customized lower middle market securities.While we intend to co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investing with affiliates. Main Street is considered an affiliate due to the position of MSC Adviser as our Sub-Adviser. As a result, we and Main Street have applied for exemptive relief from the SEC under the 1940 Act, which, if granted, would allow us additional opportunities to co-invest with Main Street and/or in making our investments, including limitations on our ability to co-invest with certain of its affiliates. However, there is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we will not be able to invest in certain portfolio companies in which Main Street and/or its affiliates are investing or are invested. Even if we are able to obtain exemptive relief, we will be unable to participateaffiliates. However, we have received an order from the SEC, which we refer to in this prospectus as the exemptive relief, that permits us, subject to certain conditions, to co-invest with Main Street in certain transactions originated by Main Street and/or its affiliates prior to receipt of such reliefour Advisers. The exemptive relief permits us, and certain of our directly or indirectly wholly-owned subsidiaries on one hand, and Main Street, and or/certain of its affiliates on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act.

Prior to obtaining exemptive relief, we have co-invested alongside Main Street and/or its affiliates only in accordance with existing regulatory guidance. These co-investments have been in syndicated offeringsIn addition to the co-investment program described in this prospectus and in the exemptive relief, we may continue to co-invest in syndicated deals and secondary loan market purchases of over-the-counter debt securities where price is the only negotiated point.

We intend to leverage the experience and expertise of the principals of our Advisers to execute our investment strategies. Our Adviser's senior management team, through affiliates of Hines, has sponsored and manages two publicly offered and non-traded real estate investment trusts, or REITs, which collectively have investments in aggregate gross real estate assets of approximately $6.1 billion. Hines is a fully integrated real estate investment and management firm which, with its predecessor, has been investing in real estate assets and providing acquisition, development, financing, property management, leasing and disposition services for over 57 years. This experience includes credit evaluation and underwriting of tenants across numerous industries and geographic markets, including middle market companies. Main Street's primary investment focus is providing customized debt and equity financing to lower middle market companies and debt capital to middle market companies that operate in diverse industry sectors. As of December 31, 2013, Main Street had debt and equity investments with an aggregate fair value of $1.3 billion in 175 portfolio companies. The principals of our Adviser and Sub-Adviser have access to a broad network of relationships with financial sponsors, commercial and investment banks, middle market companies and leaders within a number of industries that we believe will produce significant investment opportunities.

Status of Our Ongoing Public Offering

We commenced our initial public offering on June 4, 2012 following the Merger Transaction. Since commencing our initial public offering and through March 6,April 21, 2014, we had raised total gross proceeds of approximately $82.2100.5 million, including the value from the Merger Transaction of $10.1 million and gross sales and distribution reinvestment plan proceeds of approximately $72.190.4 million. As of March 6,April 21, 2014 we had issued 8,442,76010,285,013 shares of our common stock, as adjusted for the special stock dividend issued on September 14, 2012. The following table summarizes the sales of shares of our common stock on a monthly basis from inception through March 6,April 21, 2014:

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Gross Proceeds Including Proceeds From DRIP Plan	Shares Issued[1]	Average Price per Share[2]
2012			
June	$ 10,108,413	$ 1,123,157 [3]	$ 9.00
July	—	—	—
August	—	—	—
September	110,000	36,274 [4]	10.00
October	77,295	7,978	9.69
November	886,725	91,573	9.68
December	304,411	30,490	9.98
2013			
January	373,615	38,202	9.78
February	875,671	87,719	9.98
March	1,566,385	157,679	9.93
April	3,706,571	378,099	9.80
May	2,260,803	230,316	9.82
June	2,226,240	225,616	9.87
July	1,893,465	190,552	9.94
August	3,932,370	395,634	9.94
September	3,220,837	324,886	9.91
October	3,335,170	336,806	9.90
November	7,563,908	760,724	9.94
December	9,741,374	981,263	9.93
2014			
January	11,949,355	1,212,822	9.85
February	15,659,887	1,584,510	9.88
March	~~2,448,088~~11,712,268	~~248,460~~1,180,079	~~9.85~~9.92
April	9,014,641	910,634	9.90
	$ ~~82,240,583~~100,519,404	$ ~~8,442,760~~10,285,0	$ ~~9.74~~9.77

(1) The number of shares of our common stock sold includes ~~94,928~~119,898 shares of common stock purchased through our distribution reinvestment plan.

(2) All shares of common stock were sold at prices between $9.00 and $10.00 per share, depending on the amount of discounts or commissions waived by our dealer manager.

(3) All shares of common stock issued in June 2012 were issued as part of the Merger Transaction.

(4) Includes 25,274 shares of common stock issued for a special stock dividend on September 14, 2012.

(5) The gross proceeds and shares of common stock issued in May 2013 solely reflect purchases through our distribution reinvestment plan.

Portfolio Update

During the year ended December 31, 2013, we purchased 64 new investments for approximately $57.86 million and had nine investments under contract to purchase as of December 31, 2013, for approximately $8.80 million, which settled before the issuance of the financial statements. We also received proceeds from sales and repayments of existing portfolio investments of approximately $16.63 million including $7.12 million in full prepayment and $7.70 million in sales. The combined result of which increased our portfolio by approximately $50.03 million, or 310%, and the number of portfolio companies by 49, or 288% compared to the portfolio as of December 31, 2012. The largest investment in an individual portfolio company represented approximately 3% the portfolio's fair value with the remaining investments ranging from 0.02% to 2.95%. The average investment in our portfolio is approximately $1.0 million or 1.51% of the total portfolio. As a result of the aforementioned transactions our portfolio has become increasingly diversified across individual portfolio investments, geographic regions, and industries. Further, our portfolio investment composition is comprised of 96.3% first lien debt securities and 3.7% second lien debt securities. First lien debt securities have priority over subordinated or

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other unsecured debt owed by the issuer with respect to the collateral pledged as security for the loan. Due to the priority of first lien investments, these generally have lower yields than lower priority, less secured investments.

As of December 31, 2013, we had debt investments in 64 private placement investments and two LMM investments with an aggregate fair value of approximately $66.9 million, a cost basis of approximately $66.4 million, and a weighted average effective annual yield of approximately 7.5%. The weighted average annual yield was calculated using the effective interest rates for all debt investments at December 31, 2013, including accretion of original issue discount and amortization of the premium to par value. Approximately 96.3% of our total portfolio investments (at fair value) were secured by first priority liens with the remainder secured by second priority liens. Further, 92.5% of the private placement investments contain variable rates, the majority of which have contractual minimum interest rates between 100 and 150 basis points.

Risk Factors

An investment in shares of our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in "Risk Factors" before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

- We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.
- Economic activity in the United States was impacted by the global financial crisis of 2008 and has yet to fully recover.
- The amount of our distributions to our stockholders is uncertain. Portions of the distributions that we pay may represent a return of capital to you for U.S. federal income tax purposes which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of your investment rather than earnings or gains derived from our investment activities. We may not be able to pay you distributions, and our distributions may not grow over time.
- A significant portion of our investment portfolio is and will continue to be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the ultimate market value of our portfolio investments.
- Our board of directors may change our operating policies and investment strategies without prior notice or stockholder approval, the effects of which may be adverse.
- Our Advisers and their respective affiliates, including our officers and certain of our directors, may have conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in your best interests.
- The potential for our Advisers to earn incentive fees may create an incentive for the Advisers to invest our funds in securities that are riskier or more speculative than would otherwise be the case, and our Advisers may have an incentive to increase portfolio leverage in order to earn higher management fees.
- We have borrowed funds to make investments. As a result, we are exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage magnifies the potential for gain or loss on amounts invested in us and may increase the risk of investing in us.
- Our investments in prospective portfolio companies, which tend to be senior secured term loans, second lien loans, mezzanine debt and selected equity investments, may be risky, and we could lose all or part of our investment.
- In the event that our Adviser collects a fee on an investment that provides for PIK interest and such investment fails, our Adviser would not be required to repay the fee that it received with respect to that investment.
- Most loans in which we invest will not be rated by a rating agency or, if they were rated, would be rated below investment grade. ~~Below~~Such below investment grade debt securities are commonly known as "junk" bonds and are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.
- We will be subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
- Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our Pricing Committee of the board of directors determines to increase the offering price to comply with the requirement that we are prohibited from selling shares below our net asset value.
- If we are unable to raise substantial funds in our ongoing, continuous "best efforts offering," we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

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- If we do not obtain exemptive relief from the SEC to allow us to invest alongside of Main Street and/or certain of its affiliates, we may be required to adjust our investment strategy. Our shares of common stock are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares of common stock.

See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Our Market Opportunity

BDCs were created by congress in 1980 as investment companies that were intended to, among other things, foster investment in smaller and development companies, and to encourage capital formation for business in the United States. According to the U.S. Census Bureau, as of 2007, the most recently published data, there were approximately 197,000 companies in the United States with revenues between $10 million and $150 million. We believe many lower middle market companies are unable to obtain sufficient financing from traditional financing sources, including other BDCs, because of the underwriting requirements of these financing sources. We believe that the lack of focus by these other financing sources on the investment opportunities available from middle market and lower middle market debt and equity investing provides us with a compelling opportunity to generate favorable risk-adjusted returns and consistent cash distributions while also fulfilling the original capital formation mission of BDCs.

Due to evolving market trends, traditional lenders and other sources of private investment capital, including other BDCs, have focused their efforts on larger companies and transactions. We believe this dynamic is attributable to several factors, including the consolidation of commercial banks and the aggregation of private investment funds into larger pools of capital that are necessarily focused on these larger investments to generate meaningful yield. In addition, many funding sources do not have relevant experience in dealing with some of the unique business issues facing lower middle market companies. Consequently, we believe that the lower middle market has historically and is currently underserved. Additionally, due to stricture financial regulations since the financial crisis, banks are less likely to make loans to midsize and smaller companies that they perceive as riskier. These factors create the opportunity for us to meet the financing requirements of middle market and lower middle market companies while also negotiating favorable transaction terms and equity participation opportunities.

Our Competitive Strengths

We believe that we have the following competitive advantages over other publicly-traded BDCs and other public non-traded BDCs:

- affiliates of our Adviser have more than 57 years of experience in evaluating and underwriting credit of companies in numerous industries and geographic markets including middle market companies in connection with managing approximately 516 million square feet of retail, office and industrial real estate to a wide variety of tenants, including middle market companies;
- Main Street has substantial experience investing in the types of companies and securities we have acquired, and expect to acquire in the future, and an established record of creating stockholder value through increasing distributions, periodic capital gains and stable net asset values; and
- the principals of Hines, our Adviser and Main Street have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, business brokers, attorneys, accountants and other persons whom we believe will continue to provide us with significant investment opportunities.

Our Investment Process

Under the terms of the Investment Advisory Agreement, HMS Adviser oversees the management of our activities and is responsible for making investment decisions with respect to and providing day-to-day management and administration of our investment portfolio. Our Adviser has engaged the Sub-Adviser pursuant to the Sub-Advisory Agreement to identify, evaluate, negotiate and structure our prospective investments, make investment and portfolio management recommendations for approval by our Adviser, monitor our investment portfolio and provide certain ongoing administrative services to the Adviser.

Our Sub-Adviser identifies and originates the majority of our investment opportunities. Each investment opportunity is first evaluated by the Sub-Adviser for suitability for our portfolio. Our Sub-Adviser performs due diligence procedures, and provides to our Adviser due diligence information with respect to the investment. The Sub-Adviser recommends investments to our Adviser, whose investment committee independently evaluates the investment considering, among other things, the analysis, due diligence information and recommendation provided by the Sub-Adviser. In addition, the Sub-Adviser monitors our investment portfolio on an ongoing basis and makes recommendations regarding ongoing portfolio management. The Adviser makes all decisions to acquire, hold or sell investments for us except those decisions reserved for our board of directors.

If granted, the exemptive relief would allow us and Main StreetAs a BDC, we are subject to certain regulatory restrictions in making our investments, including limitations on our ability to co-invest with certain affiliates. However, we have received exemptive relief from the SEC that permits us, subject to certain conditions, to co-invest with Main Street in certain transactions originated by

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Main Street and/or our Advisers. The exemptive relief permits us, and certain of our directly or indirectly wholly-owned subsidiaries on one hand, and Main Street, and or/certain of its affiliates on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. If we receiveUnder the co-investment program described in our application for exemptive relief, as amended, we expect that co-investmentsinvestment between us and Main Street, wouldwill be the norm rather than the exception, as substantially all potential co-investments that are appropriate investments for us should also be appropriate investments for Main Street, and vice versa, with limited. Limited exceptions to co-investing will be based on available capital, diversification and other relevant factors. Both our board of directors and Main Street's board of directors, including the Eligible Directors, wouldAccordingly, now that we have received exemptive relief, our Sub-Adviser will treat every potential investment in customized lower middle market securities evaluated by Main Street as a potential investment opportunity for us, will determine the appropriateness of each potential investment for co-investment by us, will provide to our Adviser, in advance, information about each potential investment that it deems appropriate for us and propose an allocation between us and Main Street. If our Adviser were to deem such potential co-investment transaction and proposed allocation appropriate for us, our Adviser will present the transaction and the proposed allocation to the members of our board of directors who are (1) not interested persons of us or Main Street, and (2) who do not have a financial interest in the proposed transaction or the proposed portfolio company, which directors are referred to as "Eligible Directors," and our Sub-Adviser will present the transaction and the proposed allocation for Main Street to the Eligible Directors of the Main Street board of directors. Each board, including a majority of the Eligible Directors of each board, will approve each proposed co-investment transaction and the allocation associated therewith prior to the consummation of any co-investment transaction. No independent director on our board of directors or Main Street's board of directors will have any direct or indirect financial interest in any co-investment transaction or any interest in any related portfolio company, other than through an interest (if any) in our or Main Street's securities, as applicable. Additional information regarding the operation of the co-investment program is set forth in the order granting our exemptive relief, which may be reviewed on the SEC's website at www.sec.gov.

Prior to obtainingIn addition to the co-investment program described in this prospectus and in the exemptive relief, we intend to co-invest alongside Main Street only in accordance with existing regulatory guidance. For example, at any time, we may continue to co-invest in syndicated deals and secondary loan market transactionspurchases where price is the only negotiated point.

About Our Adviser

Our Adviser, HMS Adviser, is a Texas limited partnership formed on April 13, 2012 that is registered as an investment adviser under the Advisers Act. Our Adviser has limited operating history and experience managing a BDC. Our Adviser is wholly-owned by Hines. Hines is indirectly owned and controlled by Gerald D. Hines and Jeffrey C. Hines.

Hines has sponsored two publicly offered and non-traded REITs: Hines Real Estate Investment Trust, Inc., or Hines REIT, and Hines Global REIT, Inc., or Hines Global REIT, which collectively have investments in aggregate gross real estate assets of approximately $9.1 billion. Sherri W. Schugart and Ryan T. Sims, our Chairman, President and Chief Executive Officer and our Chief Financial Officer, respectively, joined Hines in 1995 and 2003, respectively, and have substantial experience in private equity, real estate acquisitions and dispositions, public company management and administration and finance and have served as executive officers of companies in the REIT and investment real estate industries.

About MSC Adviser

Pursuant to the Sub-Advisory Agreement among the Company, our Adviser, Main Street and MSC Adviser, MSC Adviser, a wholly owned subsidiary of Main Street and a registered investment adviser, acts as our investment sub-adviser to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by our Adviser, monitor our investment portfolio and provide certain ongoing administrative services to our Adviser. MSC Adviser is a wholly-owned subsidiary of Main Street, is a registered investment adviser and acts as our investment sub-adviser. Main Street Capital Partners, LLC, or Main Street Partners, another wholly-owned subsidiary of Main Street, employs all of MSC Adviser's investment professionals, subject to the supervision of MSC Adviser. These investment professionals possess over 100 years of collective investment experience. The members of the investment team have significant experience in corporate finance, mergers and acquisitions and private equity investing.

About Main Street

Main Street is an internally-managed listed BDC whose common stock trades on the New York Stock Exchange under the ticker symbol "MAIN." The same investment professionals who will provide investment sub-advisory services to us comprise the investment management team of Main Street. Main Street has developed a reputation in the market place as a responsible and efficient source of financing, which has created a stream of proprietary deal flow. As of December 31, 2013, Main Street had debt and equity investments in customized lower middle market securities and over-the-counter debt securities with an aggregate fair value of $1.3 billion in 175 portfolio companies. We expect to leverage the Sub-Adviser's expertise in analyzing, valuing, structuring, negotiating and closing transactions, which should provide us with a competitive advantage in offering customized financing solutions to lower middle market companies and in executing investments in over-the-counter debt securities. Main Street, our Sub-Adviser and Main Street Partners are based in Houston, Texas.

About Our Sponsor

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www.HinesSecurities.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it will be difficult for stockholders to sell their shares. As a result, we have established suitability standards that require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) be positioned to reasonably benefit from an investment in shares of our common stock based on such investor's overall investment objectives and portfolio structuring; (2) be able to bear the economic risk of the investment based on the prospective stockholder's overall financial situation; and (3) have an apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Advisers and (e) the tax consequences of the investment. For additional information, see "Suitability Standards."

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

- Read this entire prospectus and all appendices and supplements accompanying this prospectus.
- Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.
- Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the selected broker-dealer. You should make your check payable to "HMS Income Fund, Inc." You must initially invest at least $2,500 in shares of our common stock to be eligible to participate in this offering. Any purchases thereafter must be at least $500, except for purchases made pursuant to our distribution reinvestment plan.
- By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

All subscription proceeds are placed in a segregated interest-bearing account and held in trust for our subscribers' benefit pending acceptance of subscriptions and closing the sale and issuance of shares. We accept subscriptions and admit new stockholders at weekly closings. Subscriptions are effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus. In addition, certain states may require us to sell a minimum number or dollar amount of shares prior to selling shares to residents of those states.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance or rejection to the trustee.

Estimated Use of Proceeds

We intend to use a substantial portion of the proceeds from this offering, net of expenses, to make debt and equity investments primarily in accordance with our investment objective and using the strategies described in this prospectus, although we have not established limits on the use of proceeds nor have we established a limit on the amount of offering proceeds we may use to fund distributions. There can be no assurance that we will be able to sell all of the shares we are presently offering. If we sell only a portion of the shares offered hereby, we may be unable to achieve our investment objective.

We expect ~~initially~~to continue to invest a ~~significant~~ portion of our net proceeds in over-the-counter debt securities. Over-the-counter debt securities generally produce lower yields than customized lower middle market securities. We could experience time lags between each closing of the sale of shares and our investment of the net proceeds from such closing.

During our offering period, we intend to use a portion of the net proceeds of the offering and proceeds from the sale or repayment or other liquidation of existing investments to invest in customized lower middle market securities, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. By the end of our offering period, we expect to have invested a significant portion of our net proceeds in customized lower middle market securities. Our investment strategy contemplates that we will focus on investing capital in originated transactions that are sourced by our Sub-Adviser. ~~We generally will not be permitted to co-invest alongside Main Street or its affiliates in privately negotiated transactions~~

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~~unless we obtain an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. We, Main Street and certain of its affiliates have sought such an exemptive order, although there is no assurance that we will obtain the requested relief. See "Risk Factors — Risks Related to our Advisers and their Affiliates."~~

We will view our offering period to have ended as of the termination date of our most recent public offering if we have not conducted a public equity offering in any continuous two year period. See "Risk Factors — Risks Relating to the Offering and Our Common Stock."

While seeking appropriate investments consistent with our investment objective, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and for other working capital purposes, including, but not limited to, financing costs, board costs, legal costs and audit costs. In addition, during this time we will pay management fees to our Advisers as described elsewhere in this prospectus. Net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund operating expenses or working capital needs, are expected to be reinvested by us in assets in accordance with our investment objective and strategies.

Credit Facility

On December 12, 2011, HMS Income LLC entered into a loan agreement with Main Street for a $7,500,000 senior secured single advance term loan credit facility. On December 12, 2011, HMS Income LLC fully drew the entire committed principal amount under the Main Street Facility and utilized the borrowings, together with the initial $10 million equity investment by the Hines Investor and an unaffiliated investor, to acquire from Main Street approximately $16.5 million of investments.

On May 24, 2012, HMS Income LLC entered into, and the Company succeeded to as a result of the Merger Transaction, a $15 million senior secured revolving credit facility (the "Credit Facility") with Capital One, National Association ("Capital One"), and immediately borrowed $7 million under the facility, which proceeds were used in the repayment in full of the Main Street Facility. The Credit Facility, has an accordion provision allowing increases in borrowings of up to $60 million, for a total borrowing capacity of up to $75 million subject to certain conditions. On August 15, 2013, we entered into the First Amendment to the Credit Facility, increasing our borrowing capacity from $15 million to $25 million. On November 19, 2013, we entered in to the Second Amendment to the Credit Facility, increasing our borrowing capacity from $25 million to $30 million. The Credit Facility is secured by all of our assets (owned at the time the loan agreement was entered into and those to be subsequently acquired) as well as all of the assets, and a pledge of equity ownership interests, of any future subsidiaries of the Company, which would be joined as guarantors.

On March 11, 2014, we entered into a $70 million senior secured credit facility (the "Syndicated Credit Facility") with Capital One as the administrative agent, and other banks as participants (together with Capital One, the "Lenders") in the Facility. This Syndicated Credit Facility amends and restates in its entirety the Credit Facility. In connection with the entry into the Syndicated Credit Facility, on March 11, 2014, we borrowed $20 million, $13 million of which was used to satisfy our obligations under the Credit Facility. Borrowings under the Syndicated Credit Facility bear interest, subject to the Company's election, on a per annum basis equal to (i) the adjusted LIBOR rate plus 2.75% or (ii) the base rate plus 1.75%. The base rate is defined as the higher of (a) the prime rate or (b) the Federal Funds Rate (as defined in the credit agreement) plus 0.5%. The adjusted LIBOR rate is defined in the credit agreement for the Syndicated Credit Facility as the LIBOR rate plus such amount as adjusted for statutory reserve requirements for Eurocurrency liabilities. The Company pays unused commitment fees of 0.25% per annum on the unused lender commitment under the Syndicated Credit Facility if more than 50% of the Syndicated Credit Facility is being used and a commitment fee of 0.375% per annum on the unused lender commitments under the Syndicated Credit Facility if less than 50% of the Syndicated Credit Facility is being used. The Syndicated Credit Facility has a three year term, with two one-year extension options, subject to approval of the Lenders. Additionally, the Syndicated Credit Facility has an accordion provision allowing borrowing capacity to increase to $150 million. Borrowings under the Syndicated Credit Facility are secured by all of the Company's assets as well as all of the assets, and a pledge of equity ownership interests, of any future subsidiaries of the Company, which would be joined as guarantors. The credit agreement for the Syndicated Credit Facility contains affirmative and negative covenants usual and customary for credit facilities of this nature, including, but not limited to: (i) maintaining an interest coverage ratio of at least 2.0 to 1.0 (ii) maintaining an asset coverage ratio of at least 2.25 to 1.0 and (iii) maintaining a minimum adjusted tangible net worth of at least 80% of our adjusted tangible net worth on the closing date of the Syndicated Credit Facility. Additionally, we must provide information to Capital One on a regular basis, preserve our corporate existence, comply with applicable laws, including the 1940 Act, pay obligations when they become due, and invest the proceeds of the Offering in accordance with our investment objectives and strategies (as set forth in the Syndicated Credit Facility). Further, the credit agreement contains usual and customary default provisions including, without limitation: (i) a default in the payment of interest and principal; (ii) insolvency or bankruptcy of the Company; (iii) a material adverse change in our business; or (iv) breach of any covenant, representation or warranty in the loan agreement or other credit documents and failure to cure such breach within defined periods. Additionally, the Syndicated Credit Facility requires us to obtain written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. The Syndicated Credit Facility has a maturity date of March 11, 2017. As of ~~March 14,~~April 21, 2014, we had approximately $~~20~~45 million outstanding under the Syndicated Credit Facility, and $~~50~~25 million available under our Syndicated Credit Facility (not including the accordion feature) subject to the asset coverage restrictions under the 1940 Act, as discussed below.

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As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. Stated differently, the amount of our total borrowings and other senior securities as a percentage of our total assets cannot exceed 50%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. For more information regarding the risks related to our use of leverage, see "Risk Factors — Risks Related to Business Development Companies" and "Risk Factors — Risks Relating to Debt Financing."

Share Repurchase Program

During the term of this offering, we do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited. ~~Subject to the discretion of our~~

Our board of directors~~, we conduct~~ has authorized us to commence a share repurchase program pursuant to which we intend to conduct quarterly ~~share repurchases~~tender offers to allow our stockholders to sell their shares back to us. ~~We intend to conduct the repurchases on the date that we hold the first~~Tender offers will be conducted in accordance with Rule 13e-4 under the Exchange Act, and we expect the closing date of ~~the month in January, April, July and October, or on such other date and time as determined by our board of directors and disclosed to our stockholders through any means reasonably designed to inform them thereof, each such date, the Repurchase Date. The repurchase price per share to be paid by us to the stockholder will be~~ each tender offer to be on or about the last days of March, June, September and December, subject to weekends and holidays. Tender offers will be made at a price per share equal to the net asset value per share, as determined by us within 48 hours prior to the ~~initial dissemination~~commencement of the ~~specific repurchase~~applicable tender offer, or the Commencement Date. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

Unless our board of directors determines otherwise, we will limit the number of shares ~~to be repurchased~~we repurchase (i) ~~during~~in any calendar year to ~~the number of shares we can repurchase with~~ the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan during the trailing four quarters and (ii) in any calendar quarter to 2.5% of the weighted average number of shares of common stock outstanding during the trailing four quarters. ~~We will repurchase shares under this provision of our charter on a pro rata basis in the event that we cannot satisfy all repurchase requests made by our stockholders because of any of the limitation described above. The~~See "Distribution Reinvestment Plan." At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments to repurchase shares. Under our share repurchase program, you may tender all of the shares of our common stock that you own. There is no repurchase priority for a stockholder under the circumstances of death or disability of such stockholder.

To the extent the number of shares of our common stock tendered to us exceeds the number of shares we have offered to repurchase in any particular tender offer, we will repurchase shares on a pro rata basis. Moreover, we will have no obligation to repurchase shares if the repurchase would violate the 1940 Act, or restrictions imposed by Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. The foregoing limitations and restrictions ~~relating to our share repurchase program~~ may prevent us from accommodating all repurchase requests made in any ~~quarter. Our share~~year.

Tender offers to repurchase ~~program~~our shares will only be conducted when our board of directors determines it is in our best interests to repurchase shares of our common stock. ~~Our~~ Factors the board of directors will consider ~~the following factors, among others, in making its determination regarding whether to conduct a share repurchase program in any calendar quarter~~include:

- ~~•~~ the effect of such repurchases on our qualification as ~~a~~ RIC (including the consequences of any necessary asset sales);
- ~~•~~ the liquidity of our assets (including fees and costs associated with disposing of assets);
- ~~•~~ our investment plans and working capital requirements;
- ~~•~~ the relative economies of scale with respect to our size;
- ~~•~~ our history in repurchasing shares ~~of our common stock~~ or portions thereof; and
- ~~•~~ the condition of the securities markets.

There is no assurance that our board or directors will exercise its discretion to continue to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our stockholders' requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Stockholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

See "Description of Our Securities — Limited Repurchase Rights" and "Share Repurchase Program."

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~~In the event of the death or disability of a stockholder, we will, upon request, repurchase the shares held by such stockholder regardless of the period the deceased or disabled stockholder has owned his or her shares. The repurchase price per share to be paid by us to the stockholder or stockholder's estate, as applicable, will be equal to the net asset value per share, as determined within 48 hours prior to the Repurchase Date. See "Description of Our Securities — Limited Repurchase Rights" and "Share Repurchase Program" for a description of certain limitations and restrictions relating to our requirement to repurchase shares in the event of the death or disability of a stockholder.~~

Liquidity Strategy

Our shares of common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. Furthermore, shares transferred by investors may be transferred at a discount to our current net asset value. We intend to explore a potential liquidity event for our stockholders between four and six years following the end of our offering period. However, we may explore or complete a liquidity event sooner or later than that time period. We will view our offering period as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between four and six years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. See "Risk Factors — Risks Relating to the Offering and Our Common Stock."

Investment Advisory Fees

Pursuant to our Investment Advisory Agreement, we pay our Adviser a fee for its services consisting of two components — a management fee and an incentive fee. The Sub-Advisory Agreement among our Adviser, Main Street, MSC Adviser and us provides that our Sub-Adviser will receive 50% of all fees payable to HMS Adviser under the Investment Advisory Agreement. The management fee is calculated at an annual rate of 2.0% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The term "gross assets" means all assets of the Company, including cash, cash equivalents and the Company's borrowings that are used for investment purposes.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The subordinated incentive fee on income is equal to 20% of our pre-incentive fee net investment income for the immediately preceding quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, exceeding 1.875% (or 7.5% annualized), subject to a "catch up" feature. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for non-liquidating distributions, other than distributions of profits, paid to our stockholders and amounts paid for share repurchases pursuant to our share repurchase program.

The second part of the incentive fee, referred to as the incentive fee on capital gains, is an incentive fee on realized capital gains earned from our portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 20.0% of our incentive fee capital gains, which is equal to our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. See "Investment Advisory and Administrative Services Agreement — Advisory Fees" for a description of the investment advisory fees payable to our Advisers pursuant to such agreements.

Management and Incentive Fee Waiver

On May 31, 2012, we entered into a conditional fee waiver agreement with our Advisers pursuant to which, for a period from June 4, 2012 to June 3, 2013, our Advisers agreed to waive the base management fee and the incentive fees to the extent that distributions declared and payable would represent a return of capital for purposes of U.S. federal income tax. On March 26, 2013, we and the Advisers amended and restated the conditional fee waiver agreement to extend the fee waiver period through September 30, 2013. On May 14, 2013, we amended the amended and restated conditional fee waiver agreement to provide that the repayment of all waived fees will be made, if at all, within a period not to exceed three years from the date each respective waiver of fees is made. On June 28, 2013, we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2013. On December 30, 2013 we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2014 with respect to the Adviser, but not with respect to the Sub-Adviser, whose waiver expired on December 31, 2013. We refer to this conditional fee waiver agreement, as amended from time to time, as the conditional fee waiver agreement.

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For the year ended December 31, 2013, we incurred, and our Advisers waived, base management fees of approximately $779,000, capital gains incentive fees of $5,000 and subordinated incentive fees on income of approximately zero. In certain circumstances, we may determine that it is appropriate to reimburse the Advisers for fees waived under the conditional fee waiver agreement, as more fully described in the same. Fee waiver reimbursements to the Advisers will not be accrued until they become probable and estimable. For the year ended December 31, 2013, the Company did not record any fee waiver reimbursements to the Advisers. This management and incentive fee waiver arrangement is intended to support the reasonable alignment of our expenses with our income during the initial phase of our operations.

On November 11, 2013, we entered into an expense support and conditional reimbursement agreement, or the Reimbursement Agreement, with our Adviser. Under the Reimbursement Agreement, until December 31, 2013, or a prior date agreed by the parties, our Adviser agreed to pay to us up to 100% of our operating expenses. Expense support payments made under the Reimbursement Agreement are subject to conditional reimbursement by us upon a determination by our board of directors that we have achieved a reasonable level of expenses relative to our investment income. For the year ended December 31, 2013, our Adviser paid us $153,000 pursuant to the Reimbursement Agreement.

Administration

Currently, our Advisers provide to us all administrative services required to be performed in connection with the proper conduct and operation of our business, including, but not limited to, legal, accounting, tax, insurance and investor relations services, or, collectively, the Administrative Services, pursuant to the Investment Advisory Agreement and the Sub-Advisory Agreement. The Investment Advisory Agreement and the Sub-Advisory Agreement provide for our payment of certain internal administration expenses related to the Administrative Services, as well as personnel and related employment direct costs and overhead, at the actual cost of such services. For the year ended December 31, 2013, we incurred, and our Advisers waived the reimbursement of, administrative services expenses of approximately $1,018,000. In the future, we may decide to enter into a separate administration agreement with affiliates of the Advisers or a third party provider, pursuant to which we will reimburse such administrator for administrative expenses. See "Administrative Services."

Conflicts of Interest

Our Advisers and certain of their affiliates may experience certain conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

- Our Advisers and their respective affiliates must allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including, with respect to the Sub-Adviser, Main Street's ordinary day-to-day business of operating a publicly-traded BDC, and, with respect to the Adviser, certain programs sponsored by affiliates of HMS Adviser, as well as certain programs that may be sponsored by such affiliates in the future;
- The compensation payable by us to our Advisers and other affiliates has been approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, whether or not our stockholders receive distributions and may be based in part on the value of assets acquired with leverage;
- Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Advisers are entitled to receive compensation pursuant to the Investment Advisory Agreement and the Sub-Advisory Agreement;
- Except for certain restrictions on the Advisers set forth in the Sub-Advisory Agreement, our Advisers and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Advisers and their affiliates;
- To the extent permitted by the 1940 Act and staff interpretations, our Advisers may determine it is appropriate for us and one or more other investment accounts managed by Main Street~~ or any of its affiliates~~ to participate in an investment opportunity. We, Main Street and certain of ~~its~~our respective affiliates have ~~applied~~received for exemptive relief allowing us to co-invest with Main Street ~~and/or certain of its affiliates ~~pursuant to a specific investment program~~, but there is no assurance that we will obtain the requested relief. If we are unable to obtain such relief, we may be excluded from such investment opportunities~~ and subject to certain conditions. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating parties; and
- Since Hines Securities, Inc., our dealer manager, is an affiliate of our Adviser, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Reports to Stockholders

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Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders of record within 120 days after the end of each fiscal year. Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K are available on our website at *www.HinesSecurities.com* at the end of each fiscal quarter and fiscal year, as applicable. These reports are also available on the SEC's website at *www.sec.gov*.

Distributions

Subject to our board of directors' discretion and applicable legal restrictions, our board of directors intends to authorize and we intend to declare ordinary cash distributions quarterly and pay such distributions on a monthly basis. We calculate each stockholder's specific distribution amount for the month using daily record dates, and your distribution will begin to accrue at a daily distribution rate on the date we accept your subscription for shares of our common stock. Distributions are generally paid on the first business day following the completion of each month to which they relate.

The following table reflects the distributions per share that we have declared on shares of our common stock to date.

Date Declared	Record Date	Daily Per Share Rate[(1)]	
May 31, 2012	June 1, 2012 – June 30, 2012	$	0.00191781
June 29, 2012	July 1, 2012 – September 30, 2012	$	0.00191781
September 28, 2012	October 1, 2012 – December 31, 2012	$	0.00191781
December 18, 2012	January 1, 2013 – March 31, 2013	$	0.00191781
March 25, 2013	April 1, 2013 – June 30, 2013	$	0.00191781
June 27, 2013	July 1, 2013 – September 30, 2013	$	0.00191781
September 27, 2013	October 1, 2013 – December 31, 2013	$	0.00191781
December 19, 2013	January 1, 2014 – March 31, 2014	$	0.00191781
March 25, 2014	April 1, 2014 – June 30, 2014	$	0.00191781

(1) The daily per share distribution rate of $0.00191781 represents an annualized distribution yield of 7% based on our current offering price of $10.00 per share, if it were maintained every-day for a twelve-month period.

For federal income tax purposes, 96.31% of distributions by us to our stockholders with respect to our 2013 taxable year consisted of ordinary income.

In addition, on September 13, 2012, our board of directors declared a special stock dividend of approximately 2.25 shares of our common stock per 100 shares of common stock. The stock dividend was issued on September 14, 2012 to stockholders of record on September 13, 2012. The purpose of this action was to ensure that our net asset value per share did not exceed our current offering price, after deduction of selling commissions and dealer manager fees, as required by the 1940 Act.

We may fund our cash distributions from any sources of funds available, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee waivers from our Advisers. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for the foreseeable future, a portion of the distributions that we pay will be possible as a result of the conditional fee waiver agreement with our Adviser, which fee waivers may be subject to repayment by us within three years from the date that each respective fee waiver was made. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital for purposes of U.S. federal income tax. For the distributions declared during the year ended December 31, 2013, 42% of such amount was funded by fee waivers pursuant to the conditional fee waiver agreement. We may still have distributions which could be characterized as a return of capital for tax purposes. You should understand that any such distributions are not entirely based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to waive fees under the conditional fee waiver agreement. You should also understand that any future reimbursements to our Advisers will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to waive fees pursuant to the conditional fee waiver agreement after December 31, 2014, unless the conditional fee waiver agreement is extended.

Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your investment rather than earnings or gains derived from our investment activities. Stockholders will not recognize tax on a distribution consisting of a return of capital, however, the tax basis of shares must be reduced by the amount of any return of capital distributions. Any return of capital will result in an increase in the amount of any taxable gain (or a

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offering expenses do not exceed the stated ratio of 1.5% of the aggregate gross proceeds from offerings of our common stock, our Advisers would not be responsible for the payment of any organization and offering expenses.

(3) The expenses of the distribution reinvestment plan are included in other expenses. See "Distribution Reinvestment Plan."

(4) Amount assumes we sell $300 million worth of our common stock during the following twelve months and also assumes we borrow funds equal to 50% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. Our expenses as a percentage of the offering price will increase proportionally to the extent we raise less than $300 million in the offering. There can be no assurance that we will sell $300 million worth of our common stock.

(5) Our management fee is calculated at an annual rate of 2%, based on the average value of our gross assets, and is payable quarterly in arrears. See "Investment Advisory and Administrative Services Agreement." If we borrow funds equal to 50% of net assets, our management fee in relation to our net assets would be higher because the management fee is calculated on the basis of our gross assets (which includes any borrowings for investment purposes). This assumes that the value of net assets does not change during the period to which this table pertains. Under the Sub-Advisory Agreement, our Adviser will pay to the Sub-Adviser 50% of the fees our Adviser receives from us. Our Adviser has agreed to waive management fees and incentive fees until December 31, 2014; our Sub-Adviser agreed to waive its fees until December ~~31,2013,~~31, 2013, but has not extended its waiver past that date. The expenses noted on the table above do not reflect the impact of this fee waiver. We estimate that over the following twelve months, due to the partial fee waiver, and assuming we borrow funds equal to 50% of net assets, the management fee in relation to our net assets would be 1.75%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Management Fee, Incentive Fee, and Administrative Expense Waiver."

(6) The estimate for incentive fees assumes that incentive fees payable to our Advisers for the following twelve months will bear the same percentage to average net assets as (i) the incentive fees for 2013 ($5,000, before waiver of incentive fees, as reported in our 2013 Form 10-K) bear to (ii) our average net assets for 2013 ($24,864,000 million, as reported in our 2013 Form 10-K), which percentage is 0.02% for 2013. In 2013, there were no subordinated incentive fees on income earned. The only incentive fees earned during 2013 were related to incentive fees on capital gains. Management and incentive fees were waived in 2013 by the Advisers. The percentage presented in the fees and expenses table is based on the assumptions that we sell $300 million worth of our common stock during the following twelve months, borrow funds equal to 50% of net assets, and achieve average net assets of approximately $209.1 million during such time. However, we estimate that taking into account fee waivers under the conditional fee waiver agreement through December 31, 2014, the incentive fee would be 0.01% of net assets. Actual results for 2014 may differ materially from this estimate.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. Based on our current business projections and taking into consideration the waiver of fees under the conditional fee waiver agreement with our Adviser through December 31, 2014, we do not anticipate that we will incur the subordinated incentive fee on income during the following twelve months. In the event that we were to dispose of an investment and such disposition resulted in a capital gain, we may be required to pay the incentive fee on capital gains, as discussed below. The incentive fees, if any, are divided into two parts:

(i) a subordinated incentive fee on income, calculated and payable quarterly in arrears, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 1.875% of our average adjusted capital (a rate of 7.5% per annum), will equal 20% of the amount of our pre-incentive fee net investment income, subject to "a catch up" feature. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for non-liquidating distributions, other than distributions of profits, paid to our stockholders and amounts paid for share repurchases pursuant to our share repurchase program; and

(ii) an incentive fee on capital gains that will equal 20% of our incentive fee capital gains (defined as cumulative realized capital gains less cumulative realized capital losses and unrealized capital depreciation), if any, less the aggregate amount of any previously paid incentive fee on capital gains.

Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview-Management Fee, Incentive Fee, and Administrative Expense Waiver" for more information concerning the conditional fee waiver agreement and "Investment Advisory and Administrative Services Agreement — Advisory Fees" for more information concerning the incentive fees.

(7) We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an

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substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the Dealer Manager to earn additional dealer manager fees and our Advisers to earn increased management fees.

We may be obligated to pay our Advisers incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement and Sub-Advisory Agreement entitle our Advisers to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Advisers incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement and Sub-Advisory Agreement our Adviser and Sub-Adviser, respectively, will not be under any obligation to reimburse us for any part of the incentive fee they received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

For federal income tax purposes, we may be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC even though we will not have received any corresponding cash amount. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. Any difficulty in satisfying the annual distribution requirement may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income for which we have not received a corresponding cash payment. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

The time and resources that individuals employed by the Advisers devote to us may be diverted and we may face additional competition due to the fact that neither our Advisers nor their affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

The investment professionals employed by our Sub-Adviser currently ~~manages~~manage Main Street and other investment entities~~, including itself,~~ and neither our Adviser nor our Sub-Adviser is prohibited from raising money for and managing future investment entities that make the same types of investments as those we target; provided, however, that during the terms of the Investment Advisory Agreement and Sub-Advisory Agreement, except as otherwise agreed, neither the Adviser nor the Sub-Adviser may serve as an investment adviser to a public, non-traded BDC (except this restriction will not apply to the Adviser and Sub-Adviser working together on another fund sponsored by the Adviser or the Sub-Adviser). As a result, the time and resources that our Advisers devote to us may be diverted, and during times of intense activity in other programs, they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity for the same investors and investment opportunities. While ~~we intend to co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder,~~ the 1940 Act imposes significant limits on our co-investing~~. As a result, we and Main Street and certain of its affiliates have applied for~~ with Main Street or other entities managed by our Advisers, we have received from the SEC exemptive relief ~~from the SEC~~ under the 1940 Act~~, which, if granted, would allow~~ that allows us additional latitude to co-invest with Main Street ~~and/or certain of its affiliates. However, there is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we will be limited in our ability to invest in certain portfolio companies in which Main Street and/or its affiliates are investing or are invested. Even if we are able to obtain exemptive relief, we will be unable to participate in certain transactions originated by the Sub-Adviser and/or its affiliates prior to receipt of such relief.~~

~~***If we do not obtain exemptive relief from the SEC to allow us to co-invest alongside Main Street and/or certain of its affiliates, we may be required to adjust our investment strategy.***~~~~Our investment strategy contemplates that we will focus on investing capital in originated transactions that are sourced by our Sub-Adviser. Originated transactions may include transactions that are privately negotiated and sourced on a proprietary basis. Because our Sub-Adviser manages other investment funds whose mandates include participating in such transactions, such investments will need to be made on a co-investment basis. The 1940 Act imposes significant limits on co-investment with our Sub-Adviser or its affiliates. We generally will not be permitted to co-invest alongside our Sub-Adviser its affiliates in privately negotiated transactions unless we obtain an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. We and our Sub-Adviser and certain of its affiliates have sought such an exemptive order, although there is no assurance that we will obtain the requested relief. In the event the SEC does not grant us relief, we will only participate in co-investments that are allowed under existing regulatory guidance, which would reduce the amount of transactions in which we can participate and make it more difficult for us to implement our investment objective. Until we obtain exemptive relief, we will be unable to participate in certain transactions originated by our Sub-Adviser or its affiliates~~.

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Our Sub-Adviser may face conflicts of interest in allocating investment opportunities between us and itself and its affiliates.

The investment professionals employed by our Sub-Adviser are also the investment professionals responsible for investing and managing ~~its own~~Main Street's securities portfolio. These professionals are responsible for allocating investment opportunities between us and ~~itself and its affiliates. Even if exemptive relief is obtained allowing the Main Street and certain of its affiliates and us to co-invest in investment opportunities, the Sub-Adviser does not currently have an obligation to co-invest with us or to allocate particular investment opportunities to us. If the Sub-Adviser allocates lesser quality investment opportunities to us than it retains for itself~~Main Street. Our exemptive relief imposes on our Sub-Adviser the obligation to evaluate whether each investment opportunity its investment professionals review for Main Street is also appropriate for us and to propose an allocation of such opportunity to us if it deems such opportunity to be appropriate. If our Sub-Adviser arbitrarily determines that certain investment opportunities are appropriate for Main Street but not appropriate for us, or if our Sub-Adviser proposes an allocation of an investment opportunity to us that is disproportionately small relative to the proposed allocation to Main Street and our ability to fund the investment, our operating results could be adversely affected.

The potential for our Advisers to earn incentive fees under the Investment Advisory Agreement and the Sub-Advisory Agreement may create an incentive for the Advisers to enter into investments that are riskier or more speculative than would otherwise be the case, and our Advisers may have an incentive to increase portfolio leverage in order to earn higher management fees.

The incentive fee payable by us to our Advisers may create an incentive for them to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Advisers is determined may encourage them to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Advisers to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would result in higher investment losses.

There are significant potential conflicts of interest that could impact our investment returns.

We pay management and incentive fees to our Advisers, and reimburse our Advisers for certain expenses they incur. In addition, investors in shares of our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

Our Adviser may seek to change the terms of our Investment Advisory Agreement, which could affect the terms of our Adviser's compensation.

Our Investment Advisory Agreement will automatically renew for successive annual periods if approved by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. Moreover, conflicts of interest may arise if our Adviser seeks to change the terms of our Investment Advisory Agreement, including, for example, the terms for compensation. Any material change to the Investment Advisory Agreement must be submitted to stockholders for approval under the 1940 Act.

The Sub-Advisory Agreement and the Investment Advisory Agreement contain co-termination provisions. Such provisions, if triggered, may leave us without an investment adviser or sub-adviser which could negatively impact our investment strategy and our ability to achieve our investment objective.

Under the terms of the Sub-Advisory and Investment Advisory Agreements, if either of the Investment Advisory Agreement or Sub-Advisory Agreement is terminated or not renewed, then the other agreement will also terminate on the effective date of such termination or non-renewal. In addition, under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, in the event either the Investment Advisory Agreement or the Sub-Advisory Agreement terminates because we terminate or fail to renew either agreement, neither the Adviser, the Sub-Adviser nor any of their affiliates may, except in certain limited circumstances, be re-engaged as Adviser or Sub-Adviser for a period of three years following the date of such termination without the consent of the party not seeking to be re-engaged. Because our success depends to a significant extent on the deal flow and key professionals of our Advisers, the termination of the Sub-Advisory Agreement or Investment Advisory Agreement could have a materially adverse effect on our ability to achieve our investment objective.

Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

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As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See "Regulation" Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue "senior securities," including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to utilize leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into and exit transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is considered our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. ~~Further, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by our Advisers without the prior approval of the SEC. We have applied for~~We have, however, received an exemptive order from the SEC that permits us, notwithstanding the prohibitions contained in the 1940 Act to co-invest with Main Street ~~and/or certain of its affiliates, however, there can be no assurance that we will obtain such relief~~under the conditions set forth in the exemptive relief in certain transactions originated by Main Street and/or our Advisers.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares of common stock will be used for our investment opportunities, operating expenses, working capital requirements, including distributions payable, and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a

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We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We may concentrate our investments in companies in a particular industry or industries.

In the event we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

Risks Relating to Debt Financing

We may have limited ability to fund new investments if we are unable to expand, extend or refinance our Syndicated Credit Facility.

On March 11, 2014, we entered into the Syndicated Credit Facility of $70 million with an accordion provision allowing increases in borrowing of up to $150 million, subject to certain conditions. The maturity date of the Syndicated Credit Facility is March 11, 2017. We have two, one-year extension options, with lender approval. As of ~~March 14,~~April 21, 2014, we had $~~20~~45 million in borrowings outstanding under the Syndicated Credit Facility.

There can be no guarantee that we will be able to expand, extend or replace the Syndicated Credit Facility on terms that are favorable to us, if at all. Our ability to expand the Syndicated Credit Facility, and to obtain replacement financing at the time of maturity, will be constrained by then-current economic conditions affecting the credit markets. Additionally, in March of 2013 the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency (the "Agencies") jointly issued new guidance for leveraged lending transactions conducted by regulated financial institutions (the "Leveraged Lending Guidance"). The Leveraged Lending Guidance outlines for Agency-supervised institutions high-level principles related to safe-and-sound leveraged lending and contains the Agencies' minimum expectations for a risk management framework that financial institutions should have in place. The Leveraged Lending Guidance provides only common definitions of leveraged lending and directs financial institutions to define leveraged lending in their internal policies. Therefore, banks or other financial institutions that provide financing to a BDC could determine that such financing constitutes leveraged lending under their leveraged lending policies. This would impose heightened regulatory requirements on such banks and other financial institutions when they make loans or provide other financing to a BDC, which may make financing more expensive and less available to BDCs. In the event that we are not able to maintain the Syndicated Credit Facility, or to expand, extend or refinance the Syndicated Credit Facility, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC under the Code.

In addition to regulatory limitations on our ability to raise capital, our Syndicated Credit Facility contains various covenants, which, if not complied with, could accelerate our repayment obligations under the Credit Facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

We will have a continuing need for capital to finance our operations. The Syndicated Credit Facility contains affirmative and negative covenants usual and customary for leveraged financings, including, but not limited to: (i) maintaining an interest coverage ratio of at least 2.0 to 1.0 (ii) maintaining an asset coverage ratio of at least 2.25 to 1.0 and (iii) maintaining a minimum adjusted tangible net worth of at least 80% of the Company's adjusted tangible net worth as of March 11, 2014. Further, the Syndicated Credit Facility contains usual and customary default provisions including, without limitation: (i) a default in the payment of interest and principal; (ii) insolvency or bankruptcy of the Company; (iii) a material adverse change in the Company's business; or (iv) breach of any covenant, representation or warranty in the loan agreement or other credit documents and failure to cure such breach within defined periods. Additionally, the Syndicated Credit Facility requires us to obtain written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. The Syndicated Credit Facility permits us to fund additional loans and investments as long as we are within the conditions set out in the credit agreement. Our continued compliance with these covenants depends on many factors, some of which are beyond our control, and there are no assurances that we will continue to comply with these covenants. Our failure to satisfy these covenants could result in foreclosure by our lender, which would accelerate our repayment obligations under the Syndicated Credit Facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Because we borrow funds, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

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Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks associated with investing in our securities. We may borrow from banks and other lenders, including under our Syndicated Credit Facility, and may issue debt securities or enter into other types of borrowing arrangements in the future. Our Syndicated Credit Facility contains financial and operating covenants that could restrict our business activities. Breach of any of those covenants could cause a default under those instruments. Such a default, if not cured or waived, could have a material adverse effect on us. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause our net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our stockholders. Leverage is generally considered a speculative investment technique.

At ~~March 14,~~April 21, 2014 we had approximately $~~20~~45 million of debt financing outstanding under our Syndicated Credit Facility.

Changes in interest rates may affect our cost of capital and net investment income.

Since we use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income.

Risks Relating to the Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our Pricing Committee of our board of directors determines to increase the offering price to comply with the requirement that we are prohibited from selling shares below our net asset value.

The purchase price at which you purchase shares of common stock will be determined at each weekly closing date to ensure that shares of common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value. In the event of a decrease to our net asset value per share, you could pay a premium for your shares of common stock if our board of directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 5% below our current net offering price and (ii) our board of directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets, investors will purchase shares of common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 5%. See "Determination of Net Asset Value."

As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing date.

If we are unable to raise substantial funds in our ongoing, continuous "best efforts offering", we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby the Dealer Manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares of common stock and have no firm commitment or obligation to purchase any of the shares of common stock . In addition, selling brokers have more than one BDC offering to emphasize to

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are generally paid on the first business day following the completion of each month to which they relate. From time to time, we may also pay interim distributions, including capital gains distributions, at the election of our board of directors. Each year a statement on IRS Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) is mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. Stockholders will not recognize tax on a distribution consisting of a return of capital, however, the tax basis of shares must be reduced by the amount of any return of capital distributions. Any return of capital will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on a subsequent disposition of such shares. Our Advisers agreed to waive management and incentive fees, for a period from June 4, 2012 to December 31, 2013, to the extent required to avoid distributions that are estimated to represent a return of capital for U.S. federal income tax purposes during such period. Our Adviser has agreed to extend its waiver of management and incentive fees until December 31, 2014. The Sub-Adviser has not extended the waiver of management and incentive fees it is due under the Sub-Advisory Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Management Fee, Incentive Fee, and Administrative Expense Waiver."

The following table reflects the distributions per share that we have declared on shares of our common stock to date.

Date Declared	**Record Date**	**Daily Per Share Rate[(1)]**	
May 31, 2012	June 1, 2012 – June 30, 2012	$	0.00191781
June 29, 2012	July 1, 2012 – September 30, 2012	$	0.00191781
September 28, 2012	October 1, 2012 – December 31, 2012	$	0.00191781
December 18, 2012	January 1, 2013 – March 31, 2013	$	0.00191781
March 25, 2013	April 1, 2013 – June 30, 2013	$	0.00191781
June 27, 2013	July 1, 2013 – September 30, 2013	$	0.00191781
September 27, 2013	October 1, 2013 – December 31, 2013	$	0.00191781
December 19, 2013	January 1, 2014 – March 31, 2014	$	0.00191781
March 25, 2014	April 1, 2014 – June 30, 2014	$	0.00191781

(1) The daily per share distribution rate of $0.00191781 represents an annualized distribution yield of 7% based on our current offering price of $10.00 per share, if it were maintained every-day for a twelve-month period.

For federal income tax purposes, 96.31% of distributions by us to our stockholders with respect to our 2013 taxable year consisted of ordinary income

In addition to the regular dividends set forth in the above table, on September 13, 2012, our board of directors declared a special stock dividend of approximately 2.25 shares of our common stock per 100 shares of common stock. The stock dividend was issued on September 14, 2012 to stockholders of record on September 13, 2012. The purpose of this action was to ensure that our net asset value per share did not exceed our current net offering price, after deduction of selling commissions and dealer manager fees, as required by the 1940 Act.

From time to time, but not less than quarterly, we will review our operating results, taxable income and cash flows to determine whether distributions to our stockholders are appropriate. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). We may fund our cash distributions to stockholders from any sources of funds available, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee waivers from our Advisers. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for the foreseeable future, a portion of the distributions that we pay will be possible as a result of the conditional fee waiver agreement with our Adviser, which fee waivers may be subject to repayment by us within three years from the date that each respective fee waiver was made. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital for purposes of U.S. federal income tax. We may still have distributions which could be characterized as a return of capital for tax purposes. For the distributions declared during the year ended December 31, 2013, 42% of

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result of the Merger Transaction. The Credit Facility has an accordion provision allowing increases in borrowing of up to $60 million, for a total facility of up to $75 million, subject to certain conditions. On August 15, 2013, we entered into the First Amendment to the Credit Facility, increasing our borrowing capacity from $15 million to $25 million. On November 19, 2013, we entered in to the Second Amendment to the Credit Facility, increasing our borrowing capacity from $25 million to $30 million.

As of December 31, 2013, $14 million was borrowed and outstanding under the Credit Facility~~. As of March 6, 2014, $15.5 million was borrowed and outstanding under the Credit Facility and we exercised our LIBOR election, thus setting a rate of approximately 3.0%~~.

On March 11, 2014, we entered into the Syndicated Credit Facility, a $70 million senior secured credit facility with Capital One, as the administrative agent, and other banks the Lenders in the Syndicated Credit Facility. This Syndicated Credit Facility amends and restated in its entirety the Credit Facility. In connection with the entry into the Syndicated Credit Facility, on March 11, 2014, we borrowed $20 million, $13 million of which was used to satisfy our obligations under the Credit Facility. Borrowings under the Syndicated Credit Facility bear interest, subject to the Company's election, on a per annum basis equal to (i) the adjusted LIBOR rate plus 2.75% or (ii) the base rate plus 1.75%. The base rate is defined as the higher of (a) the prime rate or (b) the Federal Funds Rate (as defined in the credit agreement) plus 0.5%. The adjusted LIBOR rate is defined in the credit agreement for the Syndicated Credit Facility as the LIBOR rate plus such amount as adjusted for statutory reserve requirements for Eurocurrency liabilities. The Company pays unused commitment fees of 0.25% per annum on the unused lender commitment under the Syndicated Credit Facility if more than 50% of the Syndicated Credit Facility is being used and a commitment fee of 0.375% per annum on the unused lender commitments under the Syndicated Credit Facility if less than 50% of the Syndicated Credit Facility is being used. The Syndicated Credit Facility has a three year term, with two one-year extension options, subject to approval of the Lenders. Additionally, the Syndicated Credit Facility has an accordion provision allowing borrowing capacity to increase to $150 million. Borrowings under the Syndicated Credit Facility are secured by all of the Company's assets as well as all of the assets, and a pledge of equity ownership interests, of any future subsidiaries of the Company, which would be joined as guarantors. The credit agreement for the Syndicated Credit Facility contains affirmative and negative covenants usual and customary for credit facilities of this nature, including, but not limited to: (i) maintaining an interest coverage ratio of at least 2.0 to 1.0 (ii) maintaining an asset coverage ratio of at least 2.25 to 1.0 and (iii) maintaining a minimum adjusted tangible net worth of at least 80% of our adjusted tangible net worth on the closing date of the Syndicated Credit Facility. Additionally, we must provide information to Capital One on a regular basis, preserve our corporate existence, comply with applicable laws, including the 1940 Act, pay obligations when they become due, and invest the proceeds of the Offering in accordance with our investment objectives and strategies (as set forth in the Syndicated Credit Facility). Further, the credit agreement contains usual and customary default provisions including, without limitation: (i) a default in the payment of interest and principal; (ii) insolvency or bankruptcy of the Company; (iii) a material adverse change in our business; or (iv) breach of any covenant, representation or warranty in the loan agreement or other credit documents and failure to cure such breach within defined periods. Additionally, the Syndicated Credit Facility requires us to obtain written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. The Syndicated Credit Facility has a maturity date of March 11, 2017. As of ~~March 14,~~April 21, 2014, we had approximately $~~20~~45 million outstanding under the Syndicated Credit Facility, and $~~50~~25 million available under our Syndicated Credit Facility (not including the accordion feature) subject to the asset coverage restrictions under the 1940 Act, as discussed below.

Information about our senior securities, which comprise borrowings under our Credit Facility, is shown in the following table below as of December 31, 2012 and December 31, 2013.

Year Ended Revolving Credit Facility		Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit(4)
2012	$	7,000	2.63	—	N/A
2013	$	14,000	4.42	—	N/A

(1) Total amount (in thousands) of each class of senior securities outstanding at the end of the period presented.

(2) Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities and indebtedness not represented by senior securities, in relation to the aggregate amount of senior securities representing indebtedness.

(3) The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "—" in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4) Not applicable because senior securities are not registered for public trading.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are a specialty finance company primarily focused on making debt and equity investments in middle market companies, which we define as companies with annual revenues between $10 million and $3 billion that operate in diverse industries. Our primary investment objective is to generate current income through debt and equity investments and a secondary objective is to generate long-term capital appreciation through such investments. We anticipate that during our Offering period we will invest a majority of the net proceeds from the Offering in senior secured and second lien debt securities issued by middle market companies in private placements and negotiated transactions, which are traded in private over-the-counter markets for institutional investors. As we increase our capital base during our Offering period we will also invest in, and ultimately intend to have a significant portion of our assets invested in, customized direct secured and unsecured loans to and equity securities of LMM companies, which we define as companies with annual revenues generally between $10 million and $150 million. Typically, our investments in LMM companies will require us to co-invest with Main Street and/or its affiliates. Due to legal restrictions, we currently are not allowed to co-invest with Main Street in the LMM investments.

While we intend to co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investing with affiliates. Main Street is considered an affiliate due to its position as our Sub-Adviser. As a result, we and Main Street have applied for exemptive relief from the SEC under the 1940 Act, which, if granted, would allow us additional opportunities to co-invest with Main Street and/or certain of its affiliates. However, there is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we will not be able to invest in certain portfolio companies in which Main Street and/or its affiliates are investing or are invested. Even if we are able to obtain exemptive relief, we will be unable to participate in certain transactions originated by Main Street and/or its affiliates prior to receipt of such relief.

As a BDC, we are subject to certain regulatory restrictions in making our investments, including limitations on our ability to co-invest with certain affiliates. However, we have received exemptive relief from the SEC that permits us, subject to certain conditions, to co-invest with Main Street in certain transactions originated by Main Street and/or our Advisers. The exemptive relief permits us, and certain of our directly or indirectly wholly-owned subsidiaries on one hand, and Main Street, and or/certain of its affiliates on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. Under the co-investment program described in our application for exemptive relief, as amended, we expect that co-investment between us and Main Street will be the norm rather than the exception, as substantially all potential co-investments that are appropriate investments for us should also be appropriate investments for Main Street, and vice versa. Limited exceptions to co-investing will be based on available capital, diversification and other relevant factors. Accordingly, now that we have received exemptive relief, our Sub-Advisor will treat every potential investment in customized lower middle market securities evaluated by Main Street as a potential investment opportunity for us, will determine the appropriateness of each potential investment for co-investment by us, will provide to our Adviser, in advance, information about each potential investment that it deems appropriate for us and propose an allocation between us and Main Street. If our Adviser were to deem such potential co-investment transaction and proposed allocation appropriate for us, our Adviser will present the transaction and the proposed allocation to the members of our board of directors who are (1) not interested persons of us or Main Street, and (2) who do not have a financial interest in the proposed transaction or the proposed portfolio company, which directors are referred to as "Eligible Directors," and our Sub-Adviser will present the transaction and the proposed allocation for Main Street to the Eligible Directors of the Main Street board of directors. Each board, including a majority of the Eligible Directors of each board, will approve each proposed co-investment transaction and the allocation associated therewith prior to the consummation of any co-investment transaction. No independent director on our board of directors or Main Street's board of directors will have any direct or indirect financial interest in any co-investment transaction or any interest in any related portfolio company, other than through an interest (if any) in our or Main Street's securities, as applicable. Additional information regarding

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the operation of the co-investment program is set forth in the order granting exemptive relief, which may be reviewed on the SEC's website at www.sec.gov.

Prior to obtaining exemptive relief, we have co-invested alongside Main Street and/or its affiliates only in accordance with existing regulatory guidance. These co-investments have beenIn addition to the co-investment program described in this prospectus and in the exemptive relief, we may continue to co-invest in syndicated deals and secondary loan market transactionspurchases where price is the only negotiated point.

As of December 31, 2013, we had debt investments in 64 private placement investments and two LMM investments with an aggregate fair value of approximately $66.9 million, a cost basis of approximately $66.4 million, and a weighted average effective annual yield of approximately 7.5%. The weighted average annual yield was calculated using the effective interest rates for all debt investments at December 31, 2013, including accretion of original issue discount and amortization of the premium to par value. Approximately 96.3% of our total portfolio investments (at fair value) were secured by first priority liens with the remainder secured by second priority liens.

The level of new portfolio investment activity will fluctuate from period to period based upon the status of our capital raising efforts under the Offering, our view of the current economic fundamentals, our ability to identify new investment opportunities that meet our investment criteria, and our ability to close on the identified transactions. The level of new investment activity, and associated interest and fee income will directly impact future investment income. While we intend to grow our portfolio and our investment income over the long-term, our growth and our operating results may be more limited during depressed economic periods. However, we intend to appropriately manage our cost structure and liquidity position based on applicable economic conditions and our investment outlook. The level of realized gains or losses and unrealized appreciation or depreciation will also fluctuate depending upon portfolio activity and the performance of our individual portfolio companies. The changes in realized gains and losses and unrealized appreciation or depreciation could have a material impact on our operating results.

Investment Income

We have generated and plan to continue to generate investment income primarily in the form of interest on the debt securities that we hold, dividends and other distributions with respect to any equity interests that we hold and capital gains, if any, on convertible debt or other equity interests that we acquire in portfolio companies. In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, and possibly consulting fees and performance-based fees. All such fees will be generated in connection with our investments and recognized as earned or as additional yield over the life of the debt investment. To date our investment income has been interest income on debt investments, accretion of original issue discounts, amortization of premiums and net realized/unrealized appreciation/depreciation.

Expenses

On both a short-term and long-term basis, our primary use of funds will be investments in portfolio companies and cash distributions to our stockholders. Our primary operating expenses will be debt service payments, general and administrative expenses, and payment of advisory fees under the Advisory Agreement. The investment advisory fees paid to our Adviser (and the fees paid by our Adviser to our Sub-Adviser pursuant to the Sub-Advisory Agreement) will compensate our Advisers for their work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We expect our expenses to fluctuate based upon the amount of assets under management.

We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

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did not record an accrual for any previously waived fees. Reimbursement of previously waived fees to the Advisers will not be accrued until the reimbursement of the waived fees become probable and estimable which will be upon approval by the Company's board of directors. To date none of the previously waived fees have been approved by the board of directors for reimbursement.

Pursuant to the Advisory Agreement and Sub-Advisory Agreement, the Company is required to pay or reimburse the Advisers for administrative services expenses, which include all costs and expenses related to the day-to-day administration and management of the Company not related to advisory services. For the years ended December 31, 2013 and December 31, 2012, and the period from inception (November 22, 2011) through December 31, 2011, the Company incurred, and the Advisers waived the reimbursement of, administrative services expenses of approximately $1.0 million, $438,000, and zero respectively. The Advisers have agreed to waive the reimbursement of administrative services expenses through June 30, 2014.

On November 11, 2013, we entered into an Expense Support and Conditional Reimbursement Agreement (the "Reimbursement Agreement") with the Adviser. Under the Reimbursement Agreement, until December 31, 2013 or a prior date mutually agreed to by both parties, the Adviser will pay us up to 100% of the Company's operating expenses (the "Expense Support Payment"). Operating expenses are defined as 2013 third party operating costs and expenses incurred by us under generally accepted accounting principles for investment management companies. Any Expense Support Payments paid by the Adviser are subject to conditional reimbursement by us upon a determination by our board of directors that we have achieved a reasonable level of expenses relative to our investment income. Any repayment of Expense Support Payments will be made within a period not to exceed three years from the date each respective Expense Support Payment is determined. The Reimbursement Agreement may be terminated by us at any time, and shall automatically terminate upon termination of the Advisory Agreement, or upon our liquidation or dissolution. For the year ended December 31, 2013, the Adviser made an Expense Support Payment of $153,000 to us. The Adviser has agreed to provide expense support on similar terms through ~~March 31,~~June 30, 2014.

Critical Accounting Policies

Basis of Presentation

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Under the investment company rules and regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating portfolio company investments, including those in which we have a controlling interest, unless the portfolio company is another investment company. An exception to this general principle occurs if we own a controlled operating company whose purpose is to provide services to us such as an investment adviser or transfer agent. None of the investments we have made qualify for this exception. Therefore, our portfolio investments are carried on the balance sheet at fair value, as discussed below, with changes to fair value recognized as "Net Unrealized Appreciation (Depreciation)" on the Statement of Operations until the investment is realized, usually upon exit, resulting in any gain or loss on exit being recognized as a "Net Realized Gain (Loss) from Investments."

Transactions Between Entities of Common Control

As discussed above, effective May 31, 2012, HMS Income LLC merged with and into us leaving us, HMS Income Fund, Inc., as the surviving entity. When evaluating the accounting for this transaction, we determined that this was a transaction between entities under common control. Consistent with this determination, we recognized the assets and liabilities transferred from HMS Income LLC at their carrying amounts at the time of the Merger Transaction. We have reported the results of operations and cash flows for the period prior to which the Merger Transaction occurred as though the exchange of equity interests had occurred at the beginning of the period.

Investment Classification

We classify our investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, (a) "Control" investments are defined as investments in companies in which the Company owns more than 25% of the voting securities or has rights to nominate greater than 50% of the directors or managers of the entity, (b) "Affiliate" investments are defined as investments in which between 5% and 25% of the voting securities are owned, or an investment in an investment company's investment adviser, and the investments are not classified as Control investments and (c) "Non-Control/Non-Affiliate" investments are defined as investments that are neither Control investments nor Affiliated investments.

On December 12, 2011, HMS Income LLC acquired interests in 17 investments from Main Street and certain of its affiliates for approximately $16.5 million (the "Purchase Transaction"), as evidenced by an Assignment and Assumption Agreement (the "Assignment Agreement"). Concurrently with the Purchase Transaction, HMS Income LLC and Main Street entered into a Servicing Agreement (the "Servicing Agreement"), pursuant to which Main Street agreed to perform certain services for HMS

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investments of approximately $9.0 million, offset by the repayment of portfolio debt investments of approximately $106,000. For the period from inception (November 22, 2011) to December 31, 2011 we generated approximately $10.0 million of cash from our financing activities which principally consisted of proceeds from the issuance of membership interests.

Initial Offering

During the year ended December 31, 2013, we raised proceeds of $40.7 million from the Offering, including proceeds from the distribution reinvestment plan, and made payments of $3.7 million for selling commissions and dealer manager fees. We also incurred an obligation for $610,000 of Offering costs related to the Offering.

During the year ended December 31, 2012, we raised proceeds of $1.4 million from the Offering, including proceeds from the distribution reinvestment plan, and made payments of $109,000 for selling commissions and dealer manager fees. We also incurred an obligation for $21,000 of Offering costs related to the Offering.

Our registration statement was declared effective June 4, 2012. During the period from inception through December 31, 2011, no funds were raised in the public offering.

Distributions

The following table reflects the cash distributions per share that the Company has declared on its common stock during the year ended December 31, 2013 (in thousands except per share amounts).

	Distributions	
For the Period Ended	**Per Share**	**Amount**
Three months ended December 31, 2013	$ 0.18	$ 743
Three months ended September 30, 2013	$ 0.17	$ 513
Three months ended June 30, 2013	$ 0.18	$ 356
Three months ended March 31, 2013	$ 0.17	$ 243

The following table reflects the cash distributions per share that the Company has declared on its common stock during the year ended December 31, 2012 (in thousands except per share amounts).

	Distributions	
For the Period Ended	**Per Share**	**Amount**
Three months ended December 31, 2012	$ 0.17	$ 217
Three months ended September 30, 2012	$ 0.18	$ 199
One month ended June 30, 2012	$ 0.06	$ 65
Five months ended May 31, 2012	$ 0.53	$ 600

There were no distributions declared for the period from inception (November 22, 2011) to December 31, 2011.

On December 19, ~~2013,~~2013 with the authorization of the Company's board of directors, the Company declared distributions to its stockholders for the period of January 2014 through March 2014. These distributions have been calculated based on stockholders of record each day from January 1, 2014 through March 31, 2014 in an amount equal to $0.00191781 per share, per day (which represents an annualized distribution yield of 7% based on the Company's current public offering price of $10.00 per share, if it were maintained every day for a twelve-month period). Distributions are paid on the first business day following the completion of each month to which they relate.

On March 25, 2014 with the authorization of the Company's board of directors, the Company declared distributions to its stockholders for the period of April 2014 through June 2014. These distributions have been, or will be, calculated based on stockholders of record each day from ~~January~~April 1, 2014 through ~~March 31,~~June 30, 2014 in an amount equal to $0.00191781 per share, per day (which represents an annualized distribution yield of 7% based on the Company's current public offering price of $10.00 per share, if it were maintained every day for a twelve-month period). Distributions are paid on the first business day following the completion of each month to which they relate.

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to the Adviser or certain breaches under the Advisory Agreement and (ii) seek written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. Additionally, the amendment includes as an event of default under the Credit Facility the Company's failure to cause the Adviser to comply with all terms and conditions of the control agreement between the Company, the Company's custodian and the administrative agent and any other custodial agreement. Borrowings under the Credit Facility bear interest, subject to the Company's election, on a per annum basis equal to (i) the applicable LIBOR rate plus 2.75% or (ii) the base rate plus 1.5%. The base rate is defined as the higher of (a) the prime rate or (b) the Federal Funds Rate (as defined in the credit agreement) plus 0.5%. As of December 31, 2013, we exercised our LIBOR election, thus setting a rate of 3.0%.

During the year ended December 31, 2013, we raised proceeds of approximately $40.7 million from the Offering, including proceeds from the distribution reinvestment plan, and made payments of $3.7 million for selling commissions and dealer manager fees. We also incurred an obligation of $610,000 of Offering costs related to the Offering.

On March 11, 2014, we entered into a $70 million senior secured credit facility (the "Syndicated Credit Facility") with Capital One, as the administrative agent, and other banks as participants (together with Capital One, the "Lenders") in the Facility. This Syndicated Credit Facility amends and restates in its entirety the Credit Facility. In connection with the entry into the Syndicated Credit Facility, on March 11, 2014, we borrowed $20 million, $13 million of which was used to satisfy our obligations under the Credit Facility. Borrowings under the Syndicated Credit Facility bear interest, subject to the Company's election, on a per annum basis equal to (i) the adjusted LIBOR rate plus 2.75% or (ii) the base rate plus 1.75%. The base rate is defined as the higher of (a) the prime rate or (b) the Federal Funds Rate (as defined in the credit agreement) plus 0.5%. The adjusted LIBOR rate is defined in the credit agreement for the Syndicated Credit Facility as the LIBOR rate plus such amount as adjusted for statutory reserve requirements for Eurocurrency liabilities. The Company pays unused commitment fees of 0.25% per annum on the unused lender commitment under the Syndicated Credit Facility if more than 50% of the Syndicated Credit Facility is being used and a commitment fee of 0.375% per annum on the unused lender commitments under the Syndicated Credit Facility if less than 50% of the Syndicated Credit Facility is being used. The Syndicated Credit Facility has a three year term, with two one-year extension options, subject to approval of the Lenders. Additionally, the Syndicated Credit Facility has an accordion provision allowing borrowing capacity to increase to $150 million. Borrowings under the Syndicated Credit Facility are secured by all of the Company's assets as well as all of the assets, and a pledge of equity ownership interests, of any future subsidiaries of the Company, which would be joined as guarantors. The credit agreement for the Syndicated Credit Facility contains affirmative and negative covenants usual and customary for credit facilities of this nature, including, but not limited to: (i) maintaining an interest coverage ratio of at least 2.0 to 1.0 (ii) maintaining an asset coverage ratio of at least 2.25 to 1.0 and (iii) maintaining a minimum adjusted tangible net worth of at least 80% of our adjusted tangible net worth on the closing date of the Syndicated Credit Facility. Additionally, we must provide information to Capital One on a regular basis, preserve our corporate existence, comply with applicable laws, including the 1940 Act, pay obligations when they become due, and invest the proceeds of the Offering in accordance with our investment objectives and strategies (as set forth in the Syndicated Credit Facility). Further, the credit agreement contains usual and customary default provisions including, without limitation: (i) a default in the payment of interest and principal; (ii) insolvency or bankruptcy of the Company; (iii) a material adverse change in our business; or (iv) breach of any covenant, representation or warranty in the loan agreement or other credit documents and failure to cure such breach within defined periods. Additionally, the Syndicated Credit Facility requires us to obtain written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. The Syndicated Credit Facility has a maturity date of March 11, 2017. As of ~~March 14,~~April 21, 2014, we had approximately $~~20~~45 million outstanding under the Syndicated Credit Facility, and $50 million available under our Syndicated Credit Facility (not including the accordion feature) subject to the asset coverage restrictions under the 1940 Act, as discussed below.

We anticipate that we will continue to fund our investment activities through existing cash and cash equivalents, income earned from our investments, net capital raised from our Offering, and borrowings under our Syndicated Credit Facility. Our primary uses of funds will be investments in portfolio companies, operating expenses and cash distributions to holders of our common stock.

In addition, as a BDC, we generally are required to meet a coverage ratio of total assets to total senior securities, which include borrowings and any preferred stock we may issue in the future, of at least 200%. Stated differently, the amount outstanding under our Credit Facility as a percentage of our total assets cannot exceed 50%. As of December 31, 2013, this percentage was 18%. This requirement limits the amount that we may borrow. As of December 31, 2013, we had capacity under our Credit Facility to borrow approximately an additional $16.0 million.

Although we have been able to secure access to potential additional liquidity, through our Offering and also by entering into the Credit Facility and the Syndicated Credit Facility, there is no assurance that equity or debt capital will be available to us in the future on favorable terms, or at all.

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Off-Balance Sheet Arrangements

As of December 31, 2013, and December 31, 2012, we had no off-balance sheet arrangements.

Recent Developments and Subsequent Events

From January 1, 2014 through February 28, 2014, we have raised approximately $27.6 million in the public offering. During this period, we have funded approximately $30.3 million in private placement investments and received proceeds from repayments and dispositions of approximately $6.0 million.

On February 20, 2014, we filed a tender offer statement on Schedule TO with the SEC, to commence an offer by the Company to purchase, as approved by the board of directors, 66,217.23 shares of the Company's issued and outstanding common stock, par value $0.001 per share. The offer is for cash at a purchase price of $8.85 per share, which is the net asset value per share as of February 18, 2014, as determined by the Pricing Committee of the board of directors.

On February 27, 2014, the board of directors received and accepted the resignation of Charles N. Hazen from his position as Chairman of the board of directors and member of the Pricing Committee, effective February 27, 2014. Mr. Hazen's decision to resign from his position was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices. On February 28, 2014, the Board appointed Sherri W. Schugart as the Chairperson of the board of directors and member of the Pricing Committee. With this appointment, Ms. Schugart now holds the positions of Chairperson, Chief Executive Officer and President.

On March 11, 2014, we entered into the Syndicated Credit Facility, a $70 million senior secured credit facility with Capital One, as the administrative agent, and other banks the Lenders in the Syndicated Credit Facility. This Syndicated Credit Facility amends and restated in its entirety the Credit Facility. In connection with the entry into the Syndicated Credit Facility, on March 11, 2014, we borrowed $20 million, $13 million of which was used to satisfy our obligations under the Credit Facility. Borrowings under the Syndicated Credit Facility bear interest, subject to the Company's election, on a per annum basis equal to (i) the adjusted LIBOR rate plus 2.75% or (ii) the base rate plus 1.75%. The base rate is defined as the higher of (a) the prime rate or (b) the Federal Funds Rate (as defined in the credit agreement) plus 0.5%. The adjusted LIBOR rate is defined in the credit agreement for the Syndicated Credit Facility as the LIBOR rate plus such amount as adjusted for statutory reserve requirements for Eurocurrency liabilities. The Company pays unused commitment fees of 0.25% per annum on the unused lender commitment under the Syndicated Credit Facility if more than 50% of the Syndicated Credit Facility is being used and a commitment fee of 0.375% per annum on the unused lender commitments under the Syndicated Credit Facility if less than 50% of the Syndicated Credit Facility is being used. The Syndicated Credit Facility has a three year term, with two one-year extension options, subject to approval of the Lenders. Additionally, the Syndicated Credit Facility has an accordion provision allowing borrowing capacity to increase to $150 million. Borrowings under the Syndicated Credit Facility are secured by all of the Company's assets as well as all of the assets, and a pledge of equity ownership interests, of any future subsidiaries of the Company, which would be joined as guarantors. The credit agreement for the Syndicated Credit Facility contains affirmative and negative covenants usual and customary for credit facilities of this nature, including, but not limited to: (i) maintaining an interest coverage ratio of at least 2.0 to 1.0 (ii) maintaining an asset coverage ratio of at least 2.25 to 1.0 and (iii) maintaining a minimum adjusted tangible net worth of at least 80% of our adjusted tangible net worth on the closing date of the Syndicated Credit Facility. Additionally, we must provide information to Capital One on a regular basis, preserve our corporate existence, comply with applicable laws, including the 1940 Act, pay obligations when they become due, and invest the proceeds of the Offering in accordance with its investment objectives and strategies. Further, the credit agreement contains usual and customary default provisions including, without limitation: (i) a default in the payment of interest and principal; (ii) insolvency or bankruptcy of the Company; (iii) a material adverse change in our business; or (iv) breach of any covenant, representation or warranty in the loan agreement or other credit documents and failure to cure such breach within defined periods. Additionally, the Syndicated Credit Facility requires us to obtain written approval from the administrative agent prior to entering into any material amendment, waiver or other modification of any provision of the Advisory Agreement. The Syndicated Credit Facility has a maturity date of March 11, 2017. As of ~~March 14,~~April 21, 2014, we had approximately $~~20~~45 million outstanding under the Syndicated Credit Facility, and $~~50~~25 million available under our Syndicated Credit Facility subject to the asset coverage restrictions under the 1940 Act, as discussed below.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, in particular changes in interest rates. Changes in interest rates may affect our interest income from portfolio investments, the fair value of our fixed income investments, and our cost of funding.

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INVESTMENT OBJECTIVE AND STRATEGIES

Our Company

We are a specialty finance company incorporated in Maryland on November 28, 2011. We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. We are managed by HMS Adviser, a private investment management firm that is registered as an investment adviser under the Advisers Act. Our Adviser, which is an indirect wholly-owned affiliate of Hines, oversees the management of our activities and is responsible for making investment decisions with respect to and providing day-to-day management and administration of our investment portfolio. We have entered into a sub-advisory agreement with our Adviser, Main Street and MSC Adviser, pursuant to which MSC Adviser acts as our investment sub-adviser to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by our Adviser, monitor our investment portfolio and provide certain ongoing administrative services to our Adviser. For more information regarding the Sub-Adviser, see "About Our Sub-Adviser."

Our primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. We anticipate that during our offering period we will invest a majority of the net proceeds from the offering in senior secured and second lien debt securities, issued by middle market companies in private placements and negotiated transactions, which are traded in private over-the-counter markets for institutional investors. In this prospectus, we collectively refer to these securities as over-the-counter debt securities. We define middle market companies as those with annual revenues generally between $10 million and $3 billion.

As we increase our capital base during our offering period, we will continue investing in, and ultimately intend to have a significant portion of our assets invested in, customized direct secured and unsecured loans to and equity securities of lower middle market companies. In this prospectus we refer to these securities as customized lower middle market securities. In most cases, companies that issue customized lower middle market securities to us will be privately held at the time we invest in them. While the structure of our investments in customized lower middle market securities is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. We will make other investments as allowed by the 1940 Act and consistent with our continued qualification as a RIC. For a discussion of the risks inherent in our portfolio investments, see "Risk Factors — Risks Relating to Our Business and Structure."

Our investments may include other equity investments, such as warrants, options to buy a minority interest in a portfolio company, or contractual payment rights or rights to receive a proportional interest in the operating cash flow or net income of such company. When determined by our Advisers to be in our best interest, we may acquire a controlling interest in a portfolio company. Any warrants we receive with our debt securities may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We intend to structure such warrants to include provisions protecting our rights as a minority-interest or, if applicable, controlling-interest holder, as well as puts, or rights to sell such securities back to the company upon the occurrence of specified events. In addition, we may obtain demand or "piggyback" registration rights in connection with these equity interests. See "Risk Factors — Risks Related to Our Investments."

We plan to hold many of our investments to maturity or repayment, but will sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if we determine a sale of one or more of our investments to be in our best interest. It is not our policy to engage in transactions with the objective of seeking profits from short-term trading. Our annual portfolio turnover rate may vary greatly from year to year. Although we cannot accurately predict our annual portfolio turnover rate, it is not expected to exceed 30% under normal circumstances. However, we do not consider our portfolio turnover rate to be a limiting factor in the execution of investment decisions for us.

As a BDC, we are subject to certain regulatory restrictions in making our investments~~. For example, we will not be permitted to co-~~, including limitations on our ability to co-invest with ~~our Advisers or their affiliates in~~ certain affiliates. However, we have received exemptive relief from the SEC that permits us, subject to certain conditions, to co-invest with Main Street in certain transactions originated by ~~our Advisers or their affiliates unless we obtain an exemptive order from the SEC. We have applied for an exemptive order from the SEC. However, there can be no assurance that we will obtain such relief.If granted, the~~Main Street and/or our Advisers. The exemptive relief ~~would allow~~permits us, and certain of our directly or indirectly wholly-owned subsidiaries on one hand ~~(for purposes of this discussion only, collectively, "us")~~, and Main Street, and/or certain of its affiliates ~~(for purposes of this discussion only, collectively, "Main Street")~~, on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. ~~If we receive~~ Under the co-investment program described in our application for exemptive relief, as amended, we expect that co-investments between us~~,~~ and Main Street ~~would~~will be the norm rather than the exception, as substantially all potential co-investments that are appropriate investments for us should also be appropriate investments for Main Street, and vice versa~~, with limited~~. Limited exceptions to co-investing will be based on available capital, diversification and other relevant factors. Accordingly, ~~if the application for~~now that we have received exemptive relief ~~is granted~~, our Sub-Adviser ~~would~~will treat every potential investment in customized lower middle market securities evaluated by Main Street as a potential investment opportunity for us ~~and would~~, will determine the appropriateness of each potential investment for co-

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investment by us, will provide to our Adviser, in advance, information about each ~~such transaction~~potential investment that it deems appropriate for us and propose an allocation between us and Main Street. If our Adviser ~~deems~~were to deem such potential co-investment transaction and proposed allocation ~~to be~~ appropriate for us, our Adviser ~~would~~will present the transaction and the proposed allocation to the ~~directors~~members of our board of directors ~~eligible to vote under Section 57(o) of the 1940 Act,~~who are (1) not interested persons of us or Main Street, and (2) who do not have a financial interest in the proposed transaction or the proposed portfolio company, which directors are referred to as "Eligible Directors," and our Sub-Adviser ~~would propose such~~will present the transaction and the proposed allocation for Main Street to the Eligible Directors of the Main Street board of directors. Each board ~~of directors~~, including a majority of the Eligible Directors~~, would~~ of each board, will approve each proposed co-investment transaction and the allocation associated therewith prior to the consummation of any co-investment transaction. No independent director on our board of directors or Main Street's board of directors will have any direct or indirect financial interest in any co-investment transaction or any interest in any related portfolio company, other than through an interest (if any) in our or Main Street's securities, as applicable. Additional information regarding the operation of the co-investment program is set forth in the ~~application for~~order granting exemptive relief~~, and the amendments thereto~~, which ~~have been filed with~~may be reviewed on the SEC's website at www.sec.gov.

~~Prior to obtaining~~In addition to the co-investment program described above and in the exemptive relief, we ~~intend to co-invest alongside Main Street and/or certain of its affiliates only in accordance with existing regulatory guidance. For example, at any time, we~~ may continue to co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

To enhance our opportunity for gain, we intend to continue to employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act.

Our Investment Process

Pursuant to the Investment Advisory Agreement, HMS Adviser oversees the management of our activities and is responsible for making investment decisions with respect to and providing day-to-day management and administration of our investment portfolio. Our Adviser has engaged the Sub-Adviser pursuant to the Sub-Advisory Agreement to act as our investment sub-adviser to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by our Adviser, monitor our investment portfolio and provide certain ongoing administrative services to our Adviser. Collectively, we believe that the network of relationships between the Sub-Adviser's investment team and the middle market, including lower middle market, investment community, and HMS Adviser's senior management team and the business communities in which their affiliated REITs operate, are key channels through which we will access significant investment opportunities.

~~If~~Now that we ~~receive an~~have received the exemptive ~~order from the SEC~~relief, our Sub-Adviser will identify and originate the majority of our investment opportunities. Each of our investment opportunities is first evaluated by the Sub-Adviser for suitability for our portfolio, and the Sub-Adviser performs due diligence procedures, and provides to our Adviser due diligence information with respect to the investment. The Sub-Adviser recommends investments to our Adviser, whose investment committee independently evaluates the investment considering, among other things, the analysis, due diligence information and recommendation provided by the Sub-Adviser. In addition, the Sub-Adviser monitors our investment portfolio on an ongoing basis and makes recommendations regarding ongoing portfolio management. The Adviser makes all decisions to acquire, hold or sell investments for us except those decisions reserved for our board of directors.

About Our Adviser

Our Adviser, HMS Adviser, is a Texas limited partnership formed on April 13, 2012 that is registered as an investment adviser under the Advisers Act. Our Adviser has limited operating history and experience managing a BDC. Our Adviser is wholly-owned by Hines. Hines is indirectly owned and controlled by Gerald D. Hines and Jeffrey C. Hines.

Hines has sponsored two publicly offered and non-traded REITs: Hines REIT and Hines Global REIT, which collectively have investments in aggregate gross real estate assets of approximately $6.1 billion. Ms. Schugart and Mr. Sims, the Chairman of our board of directors, our President and Chief Executive Officer and our Chief Financial Officer, respectively, joined Hines in 1989, 1995 and 2003, respectively, and have substantial experience in private equity, real estate acquisitions and dispositions, public company management and administration and finance and have served as executive officers of companies in the REIT and investment real estate industries. For more information on these principals, see "Management."

About Our Sub-Adviser

Pursuant to a sub-advisory agreement among us, HMS Adviser, Main Street and MSC Adviser, MSC Adviser acts as our investment sub-adviser to identify, evaluate, negotiate and structure prospective investments, make investment and portfolio management recommendations for approval by our Adviser, monitor our investment portfolio and provide certain ongoing administrative services to our Adviser. Main Street initially provided such investment sub-advisory services to our Adviser. However, because the fees payable to Main Street under such an arrangement could have negative consequences on Main Street's ability to meet the source-of-income requirement necessary for Main Street to maintain its RIC tax treatment, Main Street requested and obtained certain relief from the SEC allowing Main Street to wholly-own a registered investment adviser. Subsequent to receipt of such relief, Main Street assigned the investment sub-adviser duties under the Sub-Advisory Agreement to MSC Adviser, a wholly owned subsidiary of Main Street, on December 31, 2013. The term "our Sub-Adviser," as used herein, will refer to Main Street until

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- Conducting a competitive analysis, and comparing the issuer to its main competitors;
- Researching industry and financial publications to understand industry wide growth trends;
- Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth; and
- Investigating legal risks and financial and accounting systems.

For the majority of over-the-counter debt securities available on the secondary market, a comprehensive credit analysis will be conducted and continuously maintained, the results of which are available for the transaction team to review. Our due diligence process with respect to over-the-counter debt securities is necessarily less intensive than that followed for customized financings. The issuers in these private debt *placements* tend to be rated and have placement agents who accumulate a certain level of due diligence information prior to placing the securities. Moreover, these private placements generally have much shorter timetables for making investment decisions.

Investments

We anticipate that during our offering period we will continue to invest ~~predominately~~ in senior secured and second lien debt securities issued by middle market companies and other larger companies in private placements and negotiated transactions that are traded in private over-the-counter markets for institutional investors, which we refer to as over-the-counter debt securities. We define middle market companies generally as those with annual revenues between $10 million and $3 billion. As we increase our capital base during our offering period, we will continue investing in, and ultimately intend to have a significant portion of our assets invested in, customized direct loans to and equity securities of lower middle market companies. In most cases, companies that issue customized lower middle market securities to us will be privately held at the time we invest in them.

While the structure of our investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. We will make other investments as allowed by the 1940 Act and consistent with our continued qualification as a RIC. For a discussion of the risks inherent in our portfolio investments, see "Risk Factors — Risks Relating to Our Business and Structure."

We will strive to structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target. Our debt investment will often be collateralized by a first or second lien on the assets of the portfolio company. We will tailor the terms of our debt investments to the facts and circumstances of the transaction and prospective portfolio company, negotiating a structure that seeks to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan. A substantial source of our return will be cash interest that we will collect on our debt investments.

We expect that the debt we invest in will generally have stated terms of three to seven years. However, we are in no way limited with regard to the maturity or duration of any debt investment we may make and we do not, at this time, have a policy in place with respect to the stated maturity dates of the investments in which we invest. We anticipate that substantially all of the debt investments held in our portfolio will have either a sub-investment grade rating by a rating agency such as Moody's Investors Service and/or Standard & Poor's or will not be rated by any rating agency.

Portfolio Monitoring

Our Advisers employ several methods of evaluating and monitoring the performance and value of our investments, which include, but are not limited to, the following:

- Assessment of success in adhering to the portfolio company's business plan and compliance with covenants;
- Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;
- Attendance at and participation in board meetings of the portfolio company; and
- Review of monthly and quarterly financial statements and financial projections for the portfolio company.

As a BDC, we are required to offer and provide managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Advisers or any third-party administrator will make available such managerial assistance, on our behalf, to our portfolio companies, whether or not they request this assistance. Our Advisers' business experience makes them qualified to provide such managerial assistance. We may receive fees

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for these services and will reimburse our Advisers, or any third-party administrator, for their allocated costs in providing such assistance, subject to review and approval by our board of directors.

Competition

Our primary competition in providing financing to middle market, including lower middle market, companies includes other BDCs, specialty finance companies, investment companies, opportunity funds, private equity funds and institutional investors, public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. We use the industry information of our investment professionals, to which we have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that our relationships enable us to discover, and compete effectively for, financing opportunities with attractive middle market, including lower middle market, companies in the industries in which we seek to invest.

Properties

Our executive offices are located at 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Advisers are currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or our Advisers. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly traded are valued at the midpoint between the bid-ask spread on the valuation date. Securities that are not publicly traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, valuations will be prepared using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts. Our board of directors obtains extensive input from our Advisers, as well as valuation analyses from third party valuation services, on which our board of directors relies in determining the fair values of securities that have no trading market.

In September 2006, FASB issued ASC 820, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

- our quarterly valuation process begins with each portfolio company or investment being initially valued by our Sub-Adviser, potentially taking into account information received from an independent valuation firm, if applicable;
- preliminary valuation conclusions are then documented and discussed with our audit committee;
- our audit committee reviews the preliminary valuation and our Adviser's and Sub-Adviser's management teams, together with our independent valuation firm, if applicable, supplement the preliminary valuation to reflect any comments provided by the audit committee; and
- pursuant to its statutory duty under the 1940 Act to determine in good faith the fair value of investments for which market quotations are not readily available, our board of directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of our Advisers, the audit committee and any third-party valuation firm, if applicable.

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Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board will consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our potential equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The board of directors, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

We may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. We may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors we deem relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Determinations in Connection With Offerings

We are offering shares of our common stock on a continuous basis at a current offering price of $10.00 per share; however, to the extent that our net asset value per share increases, we will sell shares of our common stock at a price necessary to ensure that shares of our common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. To the extent that the net asset value per share increases subsequent to the last closing, the price per share may increase. In the event of a material decline, which we deem to be non-temporary, in our net asset value per share that results in a 5% decrease of our net asset value per share below our then-current net-offering price, and subject to certain conditions, we will reduce our offering price accordingly. Our net asset value is based in part on the good faith determination of fair value of certain of our investments by our board of directors or an authorized committee of the board, not on active market quotations.

Because the price per share of our common stock may change, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than for a number of shares and, as a result, may receive fractional shares of our common stock. In connection with each closing date of shares of our common stock offered pursuant to this prospectus, the board of directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling shares of our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below our then-current net asset value per share. The board of directors has delegated to our pricing committee the authority to make such determination in connection with each closing. We expect that our pricing committee, acting under such delegated authority from our board of directors, will consider the following factors, among others, in making such determination:

- the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;
- assessment by our Advisers of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and
- the magnitude of the difference between the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC and our ~~management's~~Advisers' assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

We expect to periodically adjust the offering price per share in this offering to insure that we do not sell shares of our common stock at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. From time to time our offering price per share, after deduction of selling commissions and dealer manager fees, could exceed our net asset value per share.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below the then-current net asset value of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement of which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a

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Vision Solutions, Inc. 15300 Barranca Parkway Irvine, CA 92618	Provider of Information Availability Software	LIBOR Plus 4.50%, Current Coupon 6.00%, Secured Debt	—	990	1,004	July 23, 2016
Walker & Dunlop Inc. 7501 Wisconsin Ave Suite 1200E Bethesda, MD 20814	Real Estate Financial Services	LIBOR Plus 4.50%, Current Coupon 5.50%, Secured Debt	—	743	746	December 20, 2020
YP Holdings LLC 2247 Northlake Parkway Tucker, GA 30084	Online and Offline Advertising Operator	LIBOR Plus 6.75%, Current Coupon 8.00%, Secured Debt	—	682	709	June 4, 2018
Total				$ 66,410	$ 66,882	

(1) All of the investments in our current portfolio are debt investments; therefore, we do not hold an equity interest in any of the portfolio companies listed.

(2) The cost of the investment represents amortized cost which is net of repayments and adjusted for the amortization of premiums and/or accretion of discounts, as applicable.

None of the investments in portfolio companies represents greater than 5.0% of our total assets as of December 31, 2013:

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The board of directors currently has a pricing committee, an audit committee, a nominating and corporate governance committee and a conflicts committee, and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders or until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called for the purpose of removing a director shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors.

Board of Directors and Officers

Our board of directors consists of five members, a majority of whom are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors are elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or officers under section 402 of the Sarbanes-Oxley Act.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors. The biographical information the members of our board of directors below includes the directorships, if any, held by such director in any public company or registered investment company in the past 5 years.

Name[(1)]	Age	Director Since	Expiration of Current Term
Interested Directors			
Curtis L. Hartman(2)	41	2013	2014
Sherri W. Schugart	48	2014	2014
Independent Directors			
Gregory R. Geib	48	2013	2014
John O. Niemann, Jr.	57	2012	2014
Peter Shaper	48	2012	2014

(1) The address of each of our directors is c/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

(2) Pursuant to the terms of the Sub-Advisory Agreement, and for so long as the Sub-Adviser acts as our Sub-Adviser, whether pursuant to the Sub-Advisory Agreement or otherwise, the Sub-Adviser may select a nominee who shall be nominated to serve as a member of our board of directors. Our Sub-Adviser has nominated Mr. Hartman, who is considered an "interested person" because of his affiliation with Main Street.

Officers

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The following persons serve as our officers in the following capacities:

Name	Age	Position(s) Held with the Company	Officer Since
Ryan T. Sims	41	Chief Financial Officer and Secretary	2011
Susan Dudley	44	Chief Compliance Officer	2011
Margaret Fitzgerald	34	Controller	2013

All of our officers are employees of our Adviser.

Biographical Information

Interested Directors:

Curtis L. ~~Harman~~Hartman. Mr. Hartman, an interested director since July 1, 2013, has served as the Chief Credit Officer and a Senior Managing Director of Main Street since August 2011. Mr. Hartman is also the chairman of Main Street's credit committee. Previously, Mr. Hartman served as one of Main Street's Senior Vice Presidents from October 2007 to August 2011. From April 2000, Mr. Hartman has served as a Managing Director and in other executive positions of several Main Street predecessor funds and entities, which are now subsidiaries of Main Street, including the general partner of Main Street Mezzanine Fund, LP, Main Street Mezzanine Management, LLC, the general partner of Main Street Capital II, LP, Main Street Capital II GP, LLC, and Main Street Capital Partners, LLC. From December 1999 to April 2000, Mr. Hartman was an investment associate for Sterling City Capital, LLC. Concurrently with joining Sterling City Capital, he joined United Glass Corporation, a Sterling City Capital portfolio company, as director of corporate development. Prior to joining Sterling City Capital, Mr. Hartman was a manager with PricewaterhouseCoopers LLP, in its M&A/Transaction Services group. Prior to that, he was employed as a senior auditor by Deloitte & Touche LLP. Mr. Hartman is a graduate of The University of Texas at Austin – McCombs School of Business, and is a CPA.

We believe Mr. Hartman is qualified to serve on our board of directors because of his intimate knowledge of business development companies gained through his day-to-day leadership as the Chief Credit Officer and a Senior Managing Director of Main Street, along with his extensive experience in tax, accounting, mergers and acquisitions, corporate governance and finance.

Sherri W. Schugart. Ms. Schugart joined Hines in 1995. Ms. Schugart serves as our Chairperson, President and Chief Executive Officer and is also the President and Chief Executive Officer of the general partner of our Adviser. Ms. Schugart also serves as the President and Chief Executive Officer of Hines Global REIT and Hines REIT and their respective advisers, as well as the Hines US Office Core Fund ("the Core Fund"), a private fund. Ms. Schugart holds similar positions with several related Hines entities. Ms. Schugart served as the Chief Operating Officer for Hines Global REIT, Hines REIT and the Core Fund and the general partner of our Adviser as well as the advisers of Hines Global REIT and Hines REIT from November 1, 2011 through March 15, 2013. Prior to that time, Ms. Schugart served as the Chief Financial of the Core Fund since July 2004. In these roles, her responsibilities included oversight of financial and portfolio management, equity and debt financing activities, investor relations, accounting, financial reporting, compliance and administrative functions in the U.S. and internationally. She has also been a Senior Managing Director, or similar position, of the general partner of Hines since October 2007 and has served as a director of Hines Securities, Inc. since August 2003. Prior to holding these positions she was a Vice President in Hines Capital Markets Group raising equity and debt financing for various Hines investment vehicles in the U.S. and internationally. Ms. Schugart has been responsible for arranging more than $10.0 billion in equity and debt for Hines' public and private investment funds. She was also previously the controller for several of Hines' investment funds and portfolios. Prior to joining Hines, Ms. Schugart spent eight years with Arthur Andersen, where she managed both public and private clients in the real estate, construction, finance and banking industries. She graduated from Southwest Texas State University with a B.B.A. in Accounting.

We believe Ms. Schugart is qualified to serve on our board of directors because of her business experience as our Chief Executive Officer and as President and Chief Executive Officer of Hines Global REIT and Hines REIT, along with her substantial experience in private equity, real estate acquisitions and dispositions and finance.

Independent Directors:

Gregory R. Geib. Mr. Geib has served as an independent director since July 1, 2013. Mr. Geib has been the President and Chief Executive Officer of Windsor Foods since July 2005, where he has led the growth and development of the business from a $40 million regional manufacturer and marketer to a $900 million consumer products business with leading brands. Mr. Geib has a strong operating background, which includes new product and brand launches, plant startups and closures, and the development of strategic partner relationships. In addition, Mr. Geib has extensive financial and transactional experience. He has led multiple acquisitions and divestitures of different business units while at Windsor Foods. Prior to joining Windsor Foods, from September 1993 to June 1998, Mr. Geib served as the Executive Vice President of PGI International, a manufacturer of specialty valves and safety equipment. From 1989 to 1991, Mr. Geib was employed by the General Electric Company. Mr. Geib received his Masters of Business Administration from the J.L. Kellogg Graduate School of Management, Northwestern University, and graduated cum laude from the Wharton School, University of Pennsylvania with a Bachelors of Science in Economics.

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- printing, mailing, long distance telephone and staff costs associated with the Company's reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
- fees and expenses associated with accounting, independent audits and outside legal costs; and
- all other expenses incurred by our Advisers in performing their obligations subject to the limitations included in the Investment Advisory Agreement and Sub-Advisory Agreement.

Management and Incentive Fee Waiver

We entered into a conditional fee waiver agreement with our Advisers on May 31, 2012, pursuant to which our Advisers agreed to waive management and incentive fees, for the period from June 4, 2012 to September 30, 2013, to the extent required to avoid distributions that are estimated to represent a return of capital for U.S. federal income tax purposes during such period. On March 26, 2013, we and the Advisers amended and restated the conditional fee waiver agreement to extend the fee waiver period through September 30, 2013. On May 14, 2013, we amended the amended and restated conditional fee waiver agreement to provide that the repayment of all waived fees will be made, if at all, within a period not to exceed three years from the date each respective waiver of fees is made. On June 28, 2013, we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2013. On December 30, 2013 we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2014 with respect to the Adviser, but not with respect to the Sub-Adviser, whose waiver expired on December 31, 2013.

On November 11, 2013, we entered into an Expense Support and Conditional Reimbursement Agreement (the "Reimbursement Agreement") with the Adviser. Under the Reimbursement Agreement, until December 31, 2013 or a prior date mutually agreed to by both parties, the Adviser will pay us up to 100% of the Company's operating expenses (the "Expense Support Payment"). Operating expenses are defined as 2013 third party operating costs and expenses incurred by us under generally accepted accounting principles for investment management companies. Any Expense Support Payments paid by the Adviser are subject to conditional reimbursement by us upon a determination by our board of directors that we have achieved a reasonable level of expenses relative to our investment income. Any repayment of Expense Support Payments will be made within a period not to exceed three years from the date each respective Expense Support Payment is determined. The Reimbursement Agreement may be terminated by us at any time, and shall automatically terminate upon termination of the Advisory Agreement, or upon our liquidation or dissolution. For the year ended December 31, 2013, the Adviser made an Expense Support Payment of $153,000 to us. The Adviser has agreed to provide expense support on similar terms through ~~March 31,~~June 30, 2014.

In certain circumstances, we may determine that it is appropriate to reimburse the Advisers for fees waived under the conditional fee waiver agreement, as more fully described in the same. This management and incentive fee waiver arrangement is intended to support the reasonable alignment of our expenses with our income during the initial phase of our operations.

Duration and Termination

Each of the Investment Advisory Agreement and the Sub-Advisory Agreement was approved by our board of directors on May 31, 2012 and became effective on June 4, 2012, which is the date the registration statement was declared effective. Unless earlier terminated as described below, the Investment Advisory Agreement and Sub-Advisory Agreement will remain in effect until May 30, 2014 and will remain in effect from year to year thereafter if approved annually by (i) the vote of our board of directors, or the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, and (ii) the vote of a majority of our directors who are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement. Each of the Investment Advisory Agreement and Sub-Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined in the 1940 Act). As required by the 1940 Act, the Investment Advisory Agreement and Sub-Advisory Agreement provide that we may terminate the agreement without penalty upon 60 days written notice to the Adviser or Sub-Adviser, as applicable. Our Adviser may voluntarily terminate the Investment Advisory Agreement upon 120 days' notice prior to termination and must pay all expenses associated with its termination. Our Sub-Adviser may voluntarily terminate the Sub-Advisory Agreement upon 60 days' notice prior to termination and must pay all expenses associated with its termination.

Under the terms of the Investment Advisory Agreement and Sub-Advisory Agreement, if either of the Investment Advisory Agreement or Sub-Advisory Agreement is terminated or not renewed, then the other agreement will also terminate on the effective date of such termination or non-renewal. In addition, under the terms of the Sub-Advisory Agreement and the Investment Advisory Agreement, in the event either the Investment Advisory Agreement or the Sub-Advisory Agreement terminates because we terminate or fail to renew either agreement, neither the Adviser, the Sub-Adviser nor any of their affiliates may, except in certain limited circumstances, be re-engaged as Adviser or Sub-Adviser for a period of three years following the date of such termination without the consent of the party not seeking to be re-engaged.

Indemnification

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Additionally, pursuant to our Advisory Agreement, to the extent necessary, our Adviser, with the assistance of our Sub-Adviser, provides certain administrative services in connection with the proper conduct and operation of our business, including, but not limited to, legal, accounting, tax, insurance and investor relation services, to us. We are required to reimburse our Advisers for the actual cost of the administrative services they provide. We are also required to reimburse our Advisers for the actual expenses they or their affiliates, or any third-party administrator incur in connection with the provision of administrative services to us, including the personnel and related employment direct costs and overhead of our Advisers or their affiliates, or any third-party administrator for provision of administrative services (as opposed to investment advisory services). We are not required to reimburse our Advisers for personnel costs in connection with services for which our Advisers or their affiliates, or any third-party administrator receives a separate fee.

The Investment Advisory Agreement provides that our Advisers and their respective officers, directors, controlling persons and any other person or entity affiliated with them acting as our agent shall be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by such indemnitee, and such indemnitee shall be held harmless for any loss or liability suffered by us, if (i) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the Company's best interests, (ii) the indemnitee was acting on behalf of or performing services for the Company, (iii) the liability or loss suffered was not the result of negligence or misconduct by the indemnitee or an affiliate thereof acting as the Company's agent and (iv) the indemnification or agreement to hold the indemnitee harmless is only recoverable out of the Company's net assets and not from the Company's stockholders.

Due to the conditional fee waiver described below, we did not pay any fees under the Investment Advisory Agreement during the year ended December 31, 2013.

Ms. Schugart is the Chairman, President and Chief Executive Officer of the Company and is the President and Chief Executive Officer of the general partner of our Adviser. Similarly, Mr. Sims, Ms. Dudley and Ms. Fitzgerald are the Chief Financial Officer, Chief Compliance Officer and Controller of the Company, respectively, and hold the same positions with the general partner of our Adviser or with our Adviser, as applicable. Officers of the general partner of our Adviser and of our Adviser receive a benefit from the fees paid to our Adviser pursuant to the Investment Advisory Agreement.

Our board of directors, which consists of a majority of non-interested directors, has approved the Investment Advisory Agreement and the Sub-Advisory Agreement, including the fees paid pursuant to each such agreement.

Affiliated Dealer Manager

We have engaged Hines Securities, Inc., an affiliate of Hines, as our dealer manager and pay fees to such entity pursuant to the dealer management agreement. Under the terms of the dealer manager agreement, Hines Securities, Inc. acts, and will continue to act, as our exclusive dealer manager until the end of our initial public offering or until the dealer manager agreement is terminated by us or them.

Credit Facility with Main Street

On December 12, 2011, HMS Income LLC entered into a loan agreement with Main Street for a $7,500,000 senior secured single advance term loan credit facility. On December 12, 2011, HMS Income LLC fully drew the entire committed principal amount under the Main Street Facility and utilized the borrowings, together with the initial $10 million equity investment by the Hines Investor and an unaffiliated investor, to acquire from Main Street approximately $16.5 million of investments.

On May 24, 2012, HMS Income LLC entered into a $15 million senior secured revolving credit facility with Capital One, and immediately borrowed $7 million under the facility, which proceeds were used in the repayment in full of the Main Street Facility. The Company succeeded to the Capital One credit facility as a result of the Merger Transaction.

Management and Incentive Fee Waiver

Pursuant to the terms of the conditional fee waiver agreement we entered into on May 31, 2012, our Advisers agreed to waive management and incentive fees for the period from June 4, 2012 to September 30, 2013, to the extent required to avoid distributions that are estimated to represent a return of capital for U.S. federal income tax purposes during such period. On March 26, 2013, we and the Advisers amended and restated the conditional fee waiver agreement to extend the fee waiver period through September 30, 2013. On May 14, 2013, we amended the amended and restated conditional fee waiver agreement to provide that the repayment of all waived fees will be made, if at all, within a period not to exceed three years from the date each respective waiver of fees is made. On June 28, 2013, we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2013. On December 30, 2013 we amended the amended and restated conditional fee waiver agreement to extend the fee waiver period through December 31, 2014 with respect to the Adviser, but not with respect to the Sub-Adviser, whose waiver expired on December 31, 2013. As a result, we will only reimburse our Adviser for fees waived for the fee waiver period through December 31, 2014 if our "operating expense ratio" (as described in footnote 3 to the table below) is equal to or less than our operating expense ratio at the time the corresponding fees were waived and if the annualized rate of our regular cash distributions to stockholders is equal to or greater than the annualized rate of our regular cash distributions to stockholders at the time the corresponding fees were waived.

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On November 11, 2013, we entered into an Expense Support and Conditional Reimbursement Agreement (the "Reimbursement Agreement") with the Adviser. Under the Reimbursement Agreement, until December 31, 2013 or a prior date mutually agreed to by both parties, the Adviser will pay us up to 100% of the Company's operating expenses (the "Expense Support Payment"). Operating expenses are defined as 2013 third party operating costs and expenses incurred by us under generally accepted accounting principles for investment management companies. Any Expense Support Payments paid by the Adviser are subject to conditional reimbursement by us upon a determination by our board of directors that we have achieved a reasonable level of expenses relative to our investment income. Any repayment of Expense Support Payments will be made within a period not to exceed three years from the date each respective Expense Support Payment is determined. The Reimbursement Agreement may be terminated by us at any time, and shall automatically terminate upon termination of the Advisory Agreement, or upon our liquidation or dissolution. For the year ended December 31, 2013, the Adviser made an Expense Support Payment of $153,000 to us. The Adviser has agreed to provide expense support on similar terms through ~~March 31,~~June 30, 2014.

In certain circumstances, we may determine that it is appropriate to reimburse the Advisers for fees waived under the conditional fee waiver agreement, as more fully described in the same. This management and incentive fee waiver arrangement is intended to support the reasonable alignment of our expenses with our income during the initial phase of our operations. Below is a table that provides information regarding fee waivers granted by our Advisers pursuant to the conditional fee waiver agreement as well as other information relating to our ability to reimburse our Advisers for such payments.

Period Ended	Amount of Fee Waivers and Expense Support Payments (in thousands)(1)	Expiration of the Advisers' Right to Receive Reimbursement of Previously Waived Fees and Expense Support Payments(2)	Amount of Administrative Expense Waivers (in thousands)(3)	Operating Expense Ratio as of the Date of the Fee Waivers(4)	Annualized Distribution Rate as of the Date of the Fee Waivers(5)
June 30, 2012	$49	June 30, 2015	$25	1.35%	7%
September 30, 2012	$152	September 30, 2015	$129	1.97%	7%
December 31, 2012	$157	December 31, 2015	$284	2.96%	7%
March 31, 2013	$84	March 31, 2016	$233	1.86%	7%
June 30, 2013	$118	June 30, 2016	$222	1.36%	7%
September 30, 2013	$268	September 30, 2016	$234	1.22%	7%
December 31, 2013	$467	December 31, 2016	$329	0.49%	7%

(1) Fees waived pursuant to the Conditional Fee Waiver Agreement and Reimbursement Agreement and Expense Support Payments pursuant to the Reimbursement Agreement.

(2) Subject to the approval of the Company's board of directors, in future periods, previously waived fees may be paid to the Advisers, if the Company's cumulative net increase in net assets resulting from operations exceeds the amount of cumulative distributions paid to stockholders. The previously waived fees are potentially subject to repayment by the Company, if at all, within a period not to exceed three years from the date of each respective fee waiver. Additionally, the reimbursement of the fees waived under the Conditional Fee Waiver Agreement are subordinate to the reimbursement of the Expense Support Payment made pursuant to the Reimbursement Agreement. To date, none of the previously waived fees or expense support payments have been approved for reimbursement by the Company's board of directors.

(3) The Advisers have agreed to permanently waive administrative expenses through June 30, 2014. The administrative expenses are waived on a quarterly basis and are not eligible for future reimbursement from the Company to the Advisers.

(4) "Operating Expense Ratio" is calculated on a quarterly basis as a percentage of average net assets and includes all expenses borne by the Company, except for base management and incentive fees and administrative expenses waived by the Advisers and organizational and offering expenses. For the quarter ended December 31, 2013, expenses have been reduced by $153,000, the amount of the Expense Support Payment received from the Adviser.

(5) "Annualized Distribution Rate" equals $0.00191781 per share, per day (which represents an annualized distribution yield of 7% based on our current public offering price of $10.00 per share, if it were maintained every day for a twelve-month period). "Annualized Distribution Rate" does not include the special stock dividend paid to stockholders on September 14, 2012.

Allocation of HMS Adviser's Time

We rely, in part, on HMS Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. Additionally, except for certain restrictions on our Adviser set forth in the Sub-Advisory Agreement, our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of our Adviser. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its

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personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

Allocation of the Sub-Adviser's Time

We rely on the Sub-Adviser to identify investment opportunities, perform, or cause to be performed, due diligence procedures and provide due diligence information to our Adviser, monitor our investment portfolio and make investment recommendations to our Adviser, as well as provide ongoing portfolio management services to the Adviser with respect to our investment portfolio. The Sub-Adviser, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. Except for certain restrictions on the Sub-Adviser set forth in the Sub-Advisory Agreement, the Sub-Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of the Sub-Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Sub-Adviser, its affiliates and their officers and employees are not devoted exclusively to our business but will be allocated between us and the management of Main Street's assets.

Competition/Co-Investment

As a BDC, we are subject to certain regulatory restrictions in making our investments~~. For example, we will not be permitted to co-~~, including limitations on our ability to co-invest with ~~our Advisers or their affiliates in~~ certain affiliates. However, we have received exemptive relief from the SEC that permits us, subject to certain conditions, to co-invest with Main Street in certain transactions originated by ~~our Advisers or their affiliates unless we obtain an exemptive order from the SEC. We have applied for an exemptive order from the SEC. However, there can be no assurance that we will obtain such relief.If granted, the~~Main Street and/or our Advisers. The exemptive relief ~~would allow~~permits us, and certain of our directly or indirectly wholly-owned subsidiaries ~~(for purposes of this discussion only, collectively, "us")~~on one hand, and Main Street, and/or certain of its affiliates~~ (for purposes of this discussion only, collectively, "Main Street")~~, on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. ~~If we receive~~ Under the co-investment program described in our application for exemptive relief, as amended, we expect that co-investments between us and Main Street ~~would~~will be the norm rather than the exception, as substantially all potential co-investments that are appropriate investments for us should also be appropriate investments for Main Street, and vice versa~~, with limited~~. Limited exceptions to co-investing will be based on available capital, diversification and other relevant factors. Accordingly, ~~if the application for~~now that we have received exemptive relief~~ is granted~~, our Sub-Adviser ~~would~~will treat every potential investment in customized lower middle market securities evaluated by Main Street as a potential investment opportunity for us~~ and would~~, will determine the appropriateness of each potential investment for co-investment by us, will provide to our Adviser, in advance, information about each ~~such transaction~~potential investment that it deems appropriate for us and propose an allocation between us and Main Street. If our Adviser ~~deems~~were to deem such potential co-investment transaction and proposed allocation ~~to be~~ appropriate for us, our Adviser ~~would~~will present the transaction and the proposed allocation to the ~~directors~~members of our board of directors ~~eligible to vote under Section 57(o) of the 1940 Act,~~who are (1) not interested persons of us or Main Street, and (2) who do not have a financial interest in the proposed transaction or the proposed portfolio company, which directors are referred to as "Eligible Directors," and our Sub-Adviser ~~would propose such~~will present the transaction and the proposed allocation for Main Street to the Eligible Directors of the Main Street board of directors. Each board~~ of directors~~, including a majority of the Eligible Directors~~, would~~ of each board, will approve each proposed co-investment transaction and the allocation associated therewith prior to the consummation of any co-investment transaction. No independent director on our board of directors or Main Street's board of directors will have any direct or indirect financial interest in any co-investment transaction or any interest in any related portfolio company, other than through an interest (if any) in our or Main Street's securities, as applicable. Additional information regarding the operation of the co-investment program is set forth in the ~~application for~~order granting exemptive relief~~, and the amendments thereto~~, which ~~have been filed with~~may be reviewed on the SEC's website at www.sec.gov.

~~Prior to obtaining~~ In addition to the co-investment program described above and in the exemptive relief, we ~~intend to co-invest alongside Main Street only in accordance with existing regulatory guidance. For example, at any time, we~~ may continue to co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or "roll-up," an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of the Company and our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve

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Name and Address[1]	Number	Percentage of Current Ownership[2]	Percentage Assuming Maximum amount is purchased
	Shares Beneficially Owned as of the date of this Prospectus		
5% Stockholders:			
HMS Investor LLC[3]	861,323.81	~~10.2~~8.4 %	*
Interested Directors:			
Sherri W. Schugart	—	—	
Curtis L. Hartman	—	—	
Independent Directors:			
Gregory R. Geib	—	—	
Peter Shaper	—	—	
John O. Niemann, Jr.	—	—	
Officers (that are not directors)			
Ryan T. Sims	—	—	
Susan Dudley	~~2,718.94~~2,736.80	*	*
Margaret Fitzgerald	—	—	
All officers and directors as a group (eight persons)	**~~2,718.94~~2,736.**	*	*

* Represents less than 1.0%.

(1) The address of each beneficial owner is c/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

(2) Based on a total of ~~8,442,363~~10,282,950 shares issued and outstanding as of ~~March 6,~~April 21, 2014.

(3) HMS Investor LLC is a Delaware limited liability company. Hines Investment Holdings Limited Partnership is the 92% member of HMS Investor LLC and, as such, has voting and dispositive power over the 861,323.81 shares owned by HMS Investor LLC. JCH Investments, Inc. is the general partner of Hines Investment Holdings Limited Partnership and, as such, shares voting and dispositive power over the 861,323.81 shares held by HMS Investor LLC. As a result of his position at JCH Investments, Inc., Jeffrey C. Hines also shares voting and dispositive power over the 861,323.81 shares held by HMS Investor LLC.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is beneficially owned by each of our directors.

Name and Address[1]	Dollar Range of Equity Securities Beneficially Owned[2][3][4]
Interested Directors:	
Sherri W. Schugart	None
Curtis L. Hartman	None
Independent Directors:	
Gregory R. Geib	None
Peter Shaper	None
John O. Niemann, Jr.	None

(1) The address of each of our directors is c/o HMS Income Fund, Inc., 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

(2) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(3) The dollar range of equity securities beneficially owned by our directors is based on the current offering price of $10.00 per share.

(4) The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

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All correspondence concerning the plan should be directed to DST Systems Inc., the plan administrator, by mail at P.O. Box 219010, Kansas City, MO 64121-9010 (or 430 W. 7th St., Kansas City, MO 64105 for overnight delivery) or by contacting Hines Investor Relations at 888-220-6121.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator by mail at P.O. Box 219010, Kansas City, MO 64121-9010 (or 430 W. 7th St., Kansas City, MO 64105 for overnight delivery), or by contacting Hines Investor Relations at 888-220-6121.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Outstanding Securities

Set forth below is a chart describing the classes of our securities outstanding as of ~~March 6,~~April 21, 2014.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by our Company for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock, par value $0.001 per share	450,000,000	—	~~8,442,363~~10,282,950

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Common Stock

Under the terms of our charter, all shares of our common stock have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights, but are entitled to the limited repurchase rights described below relating to our share repurchase program and repurchases upon the death or disability of a stockholder. Shares of our common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in our charter, each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our directors, and holders of less than a majority of such shares are not able to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to the NASAA Omnibus Guidelines, before any preferred stock may be issued by the Company, a majority of the Company's

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We have entered into indemnification agreements with our directors and officers. The indemnification agreements provide our directors and officers the maximum indemnification permitted under Maryland law and the 1940 Act.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law, or the MGCL, and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Limited Repurchase Rights

Our charter contains provisions governing our share repurchase program and our repurchase of shares upon the death or disability of a stockholder.

Share Repurchase Program

In September ~~2013,~~2013 we commenced a share repurchase program ~~allowing us~~pursuant to which we intend to offer to repurchase approximately 10% of our weighted average number of outstanding shares in any 12-month period~~, allowing you to sell back your shares to us on a quarterly basis at a price equal to the net asset value per share, as determined within 48 hours prior to the offering date~~ on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the MGCL, except as provided in the following sentence, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation's total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock (unless our charter provides otherwise). Notwithstanding the foregoing, a corporation may make a distribution, including a repurchase, from: (i) the net earnings of the corporation for the fiscal year in which the distribution is made; (ii) the net earnings of the corporation for the preceding fiscal year; or (iii) the sum of the net earnings of the corporation for the preceding eight fiscal quarters. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase shares, we will generally conduct repurchases on the same date that we hold our last weekly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

The ~~share repurchase program includes numerous restrictions that will limit shareholders' ability to sell their shares.~~ board of directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

- the effect of such repurchases on our qualification as RIC (including the consequences of any necessary asset sales);
- the liquidity of our assets (including fees and costs associated with disposing of assets);
- our investment plans and working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares or portions thereof; and
- the condition of the securities markets.

Unless our board of directors determines otherwise, we will limit the number of shares to be repurchased by us (i) during any calendar year to ~~the number of shares that we can repurchase with~~ the proceeds we receive from the sale of ~~shares~~our common stock under our distribution reinvestment plan during the trailing four quarters ~~or~~and (ii) in any calendar quarter to 2.5% of the weighted average number of shares of common stock outstanding during the trailing four quarters~~. We will repurchase shares under this provision of our charter on a pro rata basis in the event that we cannot satisfy all repurchase requests made by our stockholders because of any of the limitations described above.~~, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We intend to offer to repurchase such shares on each date of repurchase at a price equal to the net asset value per share, as determined within 48 hours prior to the initial dissemination of the specific repurchase offer.

~~Importantly, our board of directors will have the right to suspend or terminate any repurchase to be made pursuant to this provision of our charter to the extent that such repurchase would cause us to violate federal law or Maryland law or to the extent that our board of directors determines that it is in our best interest to do so. We are required to promptly notify our stockholders of any changes to this provision of our charter, including any suspension or termination of the provision, through any means reasonably designed to inform our stockholders of such changes.~~

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All requests for redemption must be made in writing and received by us at least five business days prior to the applicable Repurchase Date. You may withdraw your request to have your shares redeemed by submitting a withdrawal request in writing at least five business days prior to the applicable Repurchase Date. We will redeem the shares and pay the redemption price associated therewith on the Repurchase Date. We are required to develop any other procedures necessary to implement this provision of our charter, including the form of repurchase requests stockholders are required to submit to us in connection with each repurchase through any means reasonably designed to inform our stockholders prior to the applicable Repurchase Date.

The requirements contained in this provision of our charter will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for our shares otherwise develops.

All shares to be repurchased must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares, we will not repurchase any such shares.

You may tender for repurchase all of the shares you own as of any repurchase date. If the number of shares tendered for repurchase exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction. While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

Repurchase Upon Death or Disability

Our charter provides that in the event of the death or disability of a stockholder, we will, upon request, repurchase such stockholder's shares, upon the stockholder or the stockholder's representatives, as applicable, presenting such shares for repurchase regardless of the period the deceased or disabled stockholder owned his or her shares. However, we will not be obligated to repurchase such stockholder's shares if more than two years have elapsed from the date of the applicable death or disability and, in the case of a disability, if the stockholder fails to provide the opinion of the qualified independent physician referred to below. The repurchase price per share to be paid by us to the stockholder or stockholder's estate, as applicable, will be equal to the net asset value per share, as determined within 48 hours prior to the Repurchase Date. As defined in our charter, "disability" means such stockholder suffers a disability for a period of time, as may be determined by our board of directors, and the accuracy of such determination is confirmed by a qualified independent physician from whom such stockholder is required to receive an examination within 30 days following the board of directors' determination. If such stockholder fails to reasonably cooperate with our board of directors in obtaining the opinion of a qualified independent physician, then our board of directors may, in its reasonable discretion, decide to not make the repurchase.

Importantly, our board of directors will have the right to suspend or terminate any repurchase to be made pursuant to this provision of our charter to the extent that such repurchase would cause us to violate federal law or Maryland law or to the extent that our board of directors determines that it is in our best interest to do so. We are required to promptly notify our stockholders of any changes to this provision of our charter, including any suspension or termination of the provision, through any means reasonably designed to inform our stockholders of such changes.

The requirements contained in this provision of our charter will terminate on the date that our shares are listed on a national securities exchange or are included for quotation in a national securities market.

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income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the Annual Distribution Requirement. Depending on the amount of taxable income we generate in a tax year, we may choose to spill-over forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such taxable income. Any such spill-over taxable income must be distributed through a distribution declared prior to filing the final tax return related to the year which generated such taxable income. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98.0% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year (or, if we so elect, for the calendar year) and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

- elect to be treated as a RIC;
- meet the Annual Distribution Requirement;
- qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year;
- derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or foreign currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code), or the 90% Income Test; and
- diversify our holdings so that at the end of each quarter of the taxable year [to satisfy the RIC requirements]:
    - at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and
    - no more than 25% of the value of our assets can be invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations (any such corporation, a “Taxable Subsidiary”) to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a Taxable Subsidiary generally will be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

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procedures required to claim the exemption from withholding tax on interest described above under "Taxation of Non-U.S. Stockholders" will satisfy the certification requirements necessary to avoid backup withholding as well.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a U.S. stockholder's or Non-U.S. stockholder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

State and Local Tax Treatment

The state and local treatment may differ from federal income tax treatment.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. See "Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth." We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we are generally not permitted to invest in any portfolio company in which our Adviser, Main Street or any of their affiliates currently have an investment or to make any co-investments with our Adviser, Main Street or any of their affiliates without an exemptive order from the SEC, however, as described in more detail in "Certain Relationships and Related Party Transactions," we have received exemptive relief from the SEC that permits us to co-invest with our Advisers or their affiliates, including Main Street, in certain transactions originated by Main Street, our Advisers or their affiliates.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

- is organized under the laws of, and has its principal place of business in, the U.S.;
- is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

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FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by Hines, our Sponsor. In addition to HMS Income Fund, Inc., the Hines group of companies has sponsored the following two other public programs: Hines REIT and Hines Global REIT, neither of which has reached the period in which it expected to consider a liquidation event.

SHARE REPURCHASE PROGRAM

~~We do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.~~

~~We currently offer a share repurchase program pursuant to which we conduct quarterly share repurchases, on approximately 10% of our weighted average number of outstanding shares in any 12-month period, to allow our stockholders to sell their shares back to us at a price equal to the net asset value per share, as determined within 48 hours prior to the Repurchase Date which shall be the date of the first closing of the month in January, April, July and October unless otherwise determined by the board of directors. All requests for redemption must be made in writing and received by us at least five business days prior to the applicable Repurchase Date. You may withdraw your request to have your shares redeemed by submitting a withdrawal request in writing at least five business days prior to the applicable Repurchase Date. Our share repurchase program will include numerous restrictions that limit your ability to sell your shares~~

In September 2013 we commenced a share repurchase program pursuant to which we intend to offer to repurchase approximately 10% of our weighted average number of outstanding shares in any 12-month period on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the MGCL, except as provided in the following sentence, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation's total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock (unless our charter provides otherwise). Notwithstanding the foregoing, a corporation may make a distribution, including a repurchase, from: (i) the net earnings of the corporation for the fiscal year in which the distribution is made; (ii) the net earnings of the corporation for the preceding fiscal year; or (iii) the sum of the net earnings of the corporation for the preceding eight fiscal quarters. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act. In months in which we repurchase shares, we will generally conduct repurchases on the same date that we hold our last weekly closing for the sale of shares in this offering. Any offer to repurchase shares will be conducted solely through tender offer materials mailed to each stockholder and is not being made through this prospectus.

The board of directors also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

- the effect of such repurchases on our qualification as RIC (including the consequences of any necessary asset sales);
- the liquidity of our assets (including fees and costs associated with disposing of assets);
- our investment plans and working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares or portions thereof; and
- the condition of the securities markets.

Unless our board of directors determines otherwise, we will limit the number of shares to be repurchased by us (i) during any calendar year to the ~~number of shares we can repurchase with the~~ proceeds we receive from the sale of ~~shares of~~ our common stock under our distribution reinvestment plan ~~in~~during the trailing four quarters and (ii) in any calendar quarter to 2.5% of the weighted average number of shares of common stock outstanding during the trailing four quarters~~. See "Distribution Reinvestment Plan." At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. You may request that we repurchase all of the shares of our common stock that you own~~, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We intend to offer to repurchase such shares on each date of repurchase at a price equal to the net asset value per share, as determined within 48 hours prior to the initial dissemination of the specific repurchase offer.

~~To the extent that the number of shares of our common stock submitted to us~~

You may tender for repurchase all of the shares you own as of any repurchase date. If the number of shares tendered for repurchase exceeds the number of shares ~~that we are able to purchase, we will repurchase shares on a pro rata basis from among the requests for repurchase received by us. Further, we will have no obligation to repurchase shares if the repurchase would violate the~~

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restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares. An offer to repurchase shares will only be made when our board of directors determines it is in our best interests to repurchase shares of our common stock.

Our board of directors will consider the following factors, among others, in making its determination regarding whether to offer to repurchase shares under our share repurchase program and under what terms:

- the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
- the liquidity of our assets (including fees and costs associated with disposing of assets);
- our investment plans and working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares of our common stock or portions thereof; and
- the condition of the securities markets.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our stockholders' requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Stockholders will not pay a fee in connection with our repurchase of shares under the share repurchase program.

In the event of the death or disability of a stockholder, we will, upon request, repurchase the shares held by such stockholder regardless of the period the deceased or disabled stockholder owned his or her shares. The repurchase price per share to be paid by us to the stockholder or stockholder's estate, as applicable, will equal the net asset value per share, as determined within 48 hours prior to the Repurchase Date. However, we will not be obligated to repurchase shares if more than two years have elapsed since the date of the death or disability of the stockholder and, in the case of a disability, if the stockholder fails to provide the opinion of the qualified independent physician referred to below. For purposes of this repurchase right, a disability will be deemed to have occurred when a stockholder suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician. Our board of directors will have no obligation to repurchase shares if it would cause us to violate federal law or Maryland law. Moreover, our board of directors has the right to suspend or terminate this repurchase right to the extent that it determines that it is in our best interest to do so. Finally, this repurchase right will terminate on the date that our shares are listed on a national securities exchange or are included for quotation in a national securities market. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

Our charter contains provisions governing our share repurchase program and our repurchase of shares upon the death or disability of a stockholder. For a more detailed discussion of these provisions, see "Description of Our Securities — Limited Repurchase Rights."we seek to repurchase, we will repurchase shares on a pro rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our

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stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time after the date that is 40 business days following the commencement of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction. While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

Transfer on death designation. You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of Louisiana or Puerto Rico. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR, AND ESCROW AGENT

Our securities are held under a custody agreement by Amegy Bank National Association, whose address is 1221 McKinney Street, Houston, TX 77010. DST Systems Inc. acts as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of DST Systems Inc. is 333 W. 11th St. Kansas City, MO 64105. UMB Bank, N.A. is our escrow agent. The principal business address of our escrow agent is 1010 Grand Blvd, 4th Floor, Kansas City, Missouri 64106 and our escrow agent's telephone number is 816-860-3017.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Adviser is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While our Adviser generally seeks reasonably competitive trade execution costs, it will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Morrison & Foerster LLP, Washington, D.C., and certain matters with respect to Maryland law will be passed upon by Venable LLP, Baltimore, Maryland.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 and the period from inception (November 22, 2011) to December 31, 2011, included in this prospectus and elsewhere in the registration statement, have been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report appearing herein.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

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PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of HMS Income Fund, Inc. (the "Registrant" or the "Company") are included in Part A of this Registration Statement:

Report of Independent Registered Public Accounting Firm	0
Balance Sheets as of December 31, 2013 and 2012	0
Statements of Operations for the Years Ended December 31, 2013, 2012, and for the Period from Inception (November 22, 2011) to December 31, 2011	0
Statements of Changes in Net Assets for the Years Ended December 31, 2013 and 2012, and for the Period from Inception (November 22, 2011) to December 31, 2011	0
Statements of Cash Flows for the Years Ended December 31, 2013, 2012, and for the Period from Inception (November 22, 2011) to December 31, 2011	0
Schedules of Investments as of December 31, 2013 and 2012	0
Notes to Financial Statements	0

(2) Exhibits

(a) Articles of Amendment and Restatement of the Registrant (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(b) Amended and Restated Bylaws of the Registrant (Filed as part of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 27, 2013 and incorporated by reference herein).

(c) Not applicable

(d) Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e) Distribution Reinvestment Plan (Filed as part of the Registrant's post-effective Amendment No. 2 to the Registration Statement on Form N-2, filed with the SEC on September 28, 2012 and incorporated by reference herein).

(f) Not applicable

(g)(1) Investment Advisory and Administrative Services Agreement by and between the Registrant and the Adviser (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(g)(2) Investment Sub-Advisory Agreement by and among the Registrant, the Adviser, Main Street Capital Partners, LLC and Main Street Capital Corporation (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(g)(3) Assignment and Assumption of Investment Sub-Advisory Agreement by and among Main Street Capital Partners, LLC, Main Street Capital Corporation and MSC Adviser I, LLC.* (Filed as part of the Registrant's pre-effective Amendment No. 6 to the Registration Statement on Form N-2, filed with the SEC on March 17, 2014 and incorporated by reference herein).

(h)(1) Dealer Manager Agreement with Hines Securities, Inc. (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(h)(2) Form of Selected Dealer Agreement (Filed as part of the Registrant's pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed with the SEC on April 30, 2012 and incorporated by reference herein).

(i) Not applicable

(j)(1) Custody Agreement (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(j)(2) Amended and Restated Custody Agreement.* (Filed as part of the Registrant's pre-effective Amendment No. 6 to the Registration Statement on Form N-2, filed with the SEC on March 17, 2014 and incorporated by reference herein)

(k)(1) Loan and Security Agreement by and between HMS Income LLC and Main Street Capital Corporation (Filed as part of the Registrant's Registration Statement on Form N-2, filed with the SEC on December 16, 2011 and incorporated by reference herein).

(k)(2) Agreement and Plan of Merger (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(k)(3) Credit Agreement with Capital One, National Association (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

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(k)(4) Form of Indemnification Agreement by and between Registrant and each of its Affiliated Directors and Officers (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(k)(5) Form of Indemnification Agreement by and between Registrant and each of its Independent Directors (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(k)(6) Escrow Agreement (Filed as part of the Registrant's post-effective Amendment No. 1 to the Registration Statement on Form N-2, filed with the SEC on June 25, 2012 and incorporated by reference herein).

(k)(7) Amended and Restated Conditional Fee Waiver Agreement (Filed as part of the Registrant's Annual Report on Form 10-K, filed with the SEC on March 27, 2013 and incorporated by reference herein).

(k)(8) First Amendment to Amended and Restated Conditional Fee Waiver Agreement* (Filed as part of the Registrant's Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (333-178548), filed with the SEC on May 14, 2013 and incorporated by reference herein).

(k)(9) Second Amendment to Amended and Restated Conditional Fee Waiver Agreement (Filed as part of the Registrant's Current Report on Form 8-K, filed with the SEC on June 28, 2013 and incorporated by reference herein).

(k)(10) Third Amendment to Amended and Restated Conditional Fee Waiver Agreement (Filed as part of the Registrant's Current Report on Form 8-K, filed with the SEC on January 6, 2014 and incorporated by reference herein).

(k)(11) Senior Secured Revolving Credit Agreement, dated as of March 11, 2014, by and among HMS Income Fund, Inc., as borrower, the financial institutions party thereto as lenders, and Capital One, National Association, as Lead Arranger, Sole Book Runner and Administrative Agent (Filed as part of the Registrant's Current Report on Form 8-K, filed with the SEC on March 14, 2014 and incorporated by reference herein).

(l) Opinion of Venable LLP (Filed as part of the Registrant's pre-effective Amendment No. 4 to the Registration Statement on Form N-2, filed with the SEC on June 4, 2012 and incorporated by reference herein).

(m) Not applicable

(n)(1) Consent of Venable LLP (incorporated by reference to Exhibit l hereto) (Filed as part of the Registrant's pre-effective Amendment No. 4 to the Registration Statement on Form N-2, filed with the SEC on June 4, 2012 and incorporated by reference herein).

(n)(2) Consent of Grant Thornton LLP regarding HMS Income Fund, Inc.*

(n)(3) Report of Independent Registered Public Accounting Firm from Grant Thornton LLP regarding HMS Income Fund, Inc. with respect to the Senior Securities table contained herein.* (Filed as part of the Registrant's post-effective Amendment No. 6 to the Registration Statement on Form N-2, filed with the SEC on March 17, 2014 and incorporated by reference herein).

(o) Not applicable

(p) Not applicable

(q) Not applicable

(r)(1) Code of Ethics of the Registrant (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(r)(2) Code of Ethics of HMS Adviser LP (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(r)(3) Code of Ethics of Main Street Capital Corporation and Main Street Capital Partners, LLC (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

(r)(4) Code of Ethics of Hines Securities, Inc. (Filed as part of the Registrant's pre-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on May 31, 2012 and incorporated by reference herein).

99(1) Power of Attorney — Charles N. Hazen (Filed as part of the Registrant's post-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on March 28, 2013 and incorporated by reference herein).

99(2) Power of Attorney — Peter Shaper (Filed as part of the Registrant's post-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on March 28, 2013 and incorporated by reference herein).

99(3) Power of Attorney — John O. Niemann, Jr. (Filed as part of the Registrant's post-effective Amendment No. 3 to the Registration Statement on Form N-2, filed with the SEC on March 28, 2013 and incorporated by reference herein).

99(4) Power of Attorney — Curtis L. Hartman* - Curtis L. Hartman (Filed as part of the Registrant's post-effective Amendment No. 6 to the Registration Statement on Form N-2, filed with the SEC on March 17, 2014 and incorporated by reference herein)

99(5) Power of Attorney - Gregory R. Geib* (Filed as part of the Registrant's post-effective Amendment No. 6 to the Registration Statement on Form N-2, filed with the SEC on March 17, 2014 and incorporated by reference herein)

* Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

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Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$	171,900
FINRA filing fee	$	75,500
Printing and mailing expenses	$	6,000,000
Blue sky filing fees and expenses	$	500,000
Legal fees and expenses	$	4,500,000
Accounting fees and expenses	$	1,400,000
Transfer agent fees	$	2,460,625
Advertising and sales literature	$	3,000,000
Due diligence expenses	$	3,750,000
Adviser Personnel Salaries	$	391,975
Bank and other Administrative Expenses	$	250,000
Total	$	22,500,000

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See "Management," "Certain Relationships and Related Party Transactions" and "Control Persons and Principal Stockholders" in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant's capital stock at ~~March 6,~~April 21, 2014.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	~~1,668~~2,023

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, and State of Texas, on the ~~17~~24th day of ~~March~~April 2014.

HMS INCOME FUND, INC.

By: /s/ Ryan T. Sims
Name: Ryan T. Sims
Title: Chief Financial Officer and Secretary

KNOW ALL MEN BY THESE PRESENT, each person whose signature appears below hereby constitutes and appoints Sherri W. Schugart and Ryan T. Sims and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 6 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Sherri W. Schugart Sherri W. Schugart	Director, President and Chief Executive Officer (Principal Executive Officer)	~~March 17,~~April 24, 2014
/s/ Ryan T. Sims Ryan T. Sims	Chief Financial Officer and Secretary (Principal Financing and Accounting Officer)	~~March 17,~~April 24, 2014
/s/ Gregory R. Geib Gregory R. Geib	Director	~~March 17,~~April 24, 2014
/s/ Peter Shaper Peter Shaper	Director	~~March 17,~~April 24, 2014
/s/ John O. Niemann John O. Niemann	Director	~~March 17,~~April 24, 2014

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